Exhibit 99.2

CRESCENT POINT ENERGY CORP. INFORMATION CIRCULAR - PROXY STATEMENT April 11, 2017
Annual Meeting of Shareholders – May 24, 2017
YOUR VOTE IS IMPORTANT
Please take some time to read the enclosed information about the business of the meeting and to learn more about our company.

EXECUTIVE SUMMARY

Crescent Point

2016 Achievements at a Glance: Operational Outperformance

Low ~$7/boe F&D
(>3x recycle ratio)

>167,700 boe/d
exceeded production guidance

89% Total Payout Ratio
capital expenditures on budget

▲Drilling Efficiencies
lowered drilling days by ~11% on average versus 2015

▲1,000
increased drilling inventory by ~13%

▼0.5x Net Debt
completed equity financing to increase financial liquidity and protect against volatile WTI prices

2017 Focus: Organic Growth and New Play Development

▲10% Growth
production per share increase

183,000 boe/d
exit production guidance

91% Total Payout Ratio
at US WTI prices of $55/bbl

Return Focused
~80% of 2017 program expected to payout in <2 years

Accelerating New Plays
step-out and down-spacing programs

Advancing Technology
new completions processes and injection control device waterflood system

2017 Production Growth

Production (boe/d)
+10% exit to exit
167,000
>170,000
183,000
2016 Exit
Q1 2017 (E)
2017 Exit (E)

Important highlights of our information circular are outlined in the following pages. For full description of everything you need to know about the items you'll be voting on at the shareholder meeting, **please read the entire information circular.**

Items to be voted on at the Meeting:

- ✓ Directors
- ✓ Auditors
- ✓ Say-on-pay

Notes:
Payout ratio, payout, and net debt are Non-GAAP financial measures. See "Other Information – Non-GAAP Financial Measures"

See Footnotes included in the back as Endnotes

Crescent Point Energy Corp. | 2017 | Information Circular – Proxy Statement | Page ii

Independent Board with Significant Breadth and Depth

Director / Nominee	Skills / Experience	2017 Re-election
P. Bannister, Chair	Oil & Gas Executive	✓
R. Amirault	President and CEO, Secure Energy Services Inc.	✓
L. A. Cillis	Oilfield Services Executive	✓
D. H. Gillard	Oil & Gas Executive	Retiring 2018
T. Goldthorpe	Managing Partner, Global Credit Business for BC Partners – US	First election in 2017
R. F. Heinemann	Oil & Gas Executive – US	✓
M. Jackson	Banking and Capital Markets	First appointment in 2016
B. Munroe	Executive Vice President, Corporate Services and General Counsel, WestJet Airlines	✓
G. A. Romanzin	Investment Industry Executive	Retiring 2019
S. Saxberg[1]	President and CEO, Crescent Point Energy Corp.	✓
G. Turnbull	Partner, McCarthy Tétrault LLP	Retiring 2017

Note: (1) Only non-independent director

Skills and Experience:

Business Segments

- Oil & Gas Industry
- Oilfield Services Industry
- Global Capital Markets and Finance
- Large and medium sized companies
- US and Canadian Experience

Professional Backgrounds

- Finance and Accounting
- Economics and Business
- Legal
- Engineering and Technical
- Environment

Key Diversity Enhancements:

- Lower average tenure
- International experience
- Industry
- Gender
- Capital markets

Director Compensation

- ✓ Directors are paid annual retainers and meeting fees, in the form of cash and share-based compensation
- ✓ Effective 2017, director compensation has been reduced by 27% compared to 2015
- ✓ Director share-based compensation is not determined based on corporate performance

High Employee Engagement and Integrity

Strong Corporate Governance Reflected in High Employee Engagement and Integrity

2016 survey responses demonstrate **a highly engaged workforce with an entrepreneurial focus** leading to enhanced productivity, efficiency, innovation and lower staff turnover:

93% "I would recommend Crescent Point as a great place to work"

91% "I have confidence in the executive team"

90% "Executives demonstrate integrity and ethical behavior"

94% "I am inspired to give my very best."

96% "Employees are inclined to do the 'right thing'"

94% "I am proud to tell people I work for Crescent Point"

94% "I am driven to make a difference at Crescent Point"

Note: 2016 survey results are based on the responses of 823 employees, or 82% of total field and office staff.

Environmental Sustainability

Embedded in our culture is the drive to create efficiencies and find better ways to operate – whether it's for the environment or increased production. While the impact on financials is limited, we think about our approach to the environment because we care about it and the people who enjoy it. Thanks to our engaged employees who strategically make the decision to act in a sustainable manner, we have taken the following measures to minimize our impact:

- ✓ Developed emissions reduction initiatives that exceed regulatory requirements and identify additional emissions reduction opportunities
- ✓ Reduced fresh water usage
- ✓ Contributed ~$112 million to voluntary Asset Retirement Obligation
- ✓ Instituted proactive leak prevention and detection programs
- ✓ Submitted voluntarily to the CDP Climate Change program since 2010

Crescent Point Energy Corp. | 2017 | Information Circular – Proxy Statement | Page iii

Our Approach to Executive Compensation

Our compensation plan and the Board's determination of annual awards is based on a philosophy that is:

Aligned

- ✓ Incentive pay metrics reflect business strategy
- ✓ Designed to be consistent with corporate performance and the experience of our shareholders

Accountable

- ✓ Rigorous performance metrics with no payout if targets not met
- ✓ Final achievements fully disclosed

Simple

In keeping with this philosophy, we completed a thorough compensation plan review in 2016, starting with listening to shareholder and proxy advisory firms' concerns, and canvassing input from compensation experts and management. Details of the changes can be found in the 'Compensation Plan Changes' section of this information circular. Key highlights are:

- ✓ CEO pay reduced by 50%. Each pay component was reduced due to either actual metric achievements or the exercise of Board discretion to improve alignment with peers and reflect the company's cost reduction measures in the current low commodity price environment.
- ✓ Simplified compensation plan with strong pay-performance link and incentive pay metrics aligned with business strategy.
- ✓ Increasing the comparability of our long term incentive pay component to peers by transitioning from our performance-granted LTIP plan, where the grant and vest quantity are equal since the grant was based on past performance, to a more traditional PSU plan, where the vest value of the award depends on future corporate performance.
- ✓ The PSU metrics will include a new return metric, return on drilling and completions capital, in addition to total shareholder return relative to peers and production per share growth plus yield.
- ✓ Executives and directors no longer receiving dividends on unvested RSUs.

Note: LTIP = Long Term Incentive Plan. PSU = Performance Share Unit. RSU = Restricted Share Unit.

Our executive compensation plan is weighted to at-risk pay to align with our philosophy of paying for performance and to reward the execution of strategically-sound initiatives in the short-term to ensure we align with shareholder interests over the long-term. During the last three years, we have made significant changes to our executive compensation plan to further align with shareholder returns. Below is a chart illustrating our total shareholder return, US WTI prices and our CEO total compensation indexed to 100% since 2013.

CEO Compensation and Total Shareholder Return

100%
90%
80%
70%
60%
50%
40%
30%
20%
2013
2014
2015
2016
63%
55%
45%
34%
CEO Compensation
Total Shareholder Return
US $WTI
Net Asset Value per Share

Crescent Point Energy Corp. | 2017 | Information Circular – Proxy Statement | Page iv

Governance Highlights

Committed and Ongoing Shareholder Engagement

Following our 2016 AGM say-on-pay vote results, we listened to shareholder and proxy advisory firms' concerns

- ✓ Solicited input from the 25 largest shareholders (holding ~30% of common shares outstanding)
- ✓ The Chair of our Compensation Committee spoke directly with shareholders representing ~15% of common shares outstanding

Actively engaged with investment community throughout 2016

- ✓ Held earnings conference calls open to all investors, the investment community and media
- ✓ Attended 18 investor-focused conferences and met with over 320 different institutional investors
- ✓ Held over 20 retail investor meetings and more than 30 analyst meetings
- ✓ Implementing regularly scheduled "technical days" presentations for analysts and shareholders

Continuing governance engagement in 2017

- ✓ Completed 360° feedback loop with current stakeholders on changes made during 2016
- ✓ Committed to prioritizing the interests of our shareholders and encourage and value ongoing feedback

Ongoing and Deliberate Board Renewal Process

- ✓ Six new members added since renewal began in 2014
- ✓ New additions planned for 2018-2019 to continue replacing and building on skillsets of retiring members

2013
2017
2019
6 new independent members since 2014
2 new independent members to be added by 2019
Over 7 Years Tenure
Under 7 Years Tenure

Adhering to Governance Best Practices

Crescent Point is committed to following best practices in our governance. Highlights of our practices include committee independence, diversity, succession planning, formal Board evaluation process, annual advisory vote on executive compensation, share ownership requirements, director orientation and continuing education as well as policies related to our code of conduct, disclosure, clawback and director election. A comprehensive list of our practices is detailed in this information circular.

Continuous Improvement in Globe and Mail's Report on Business Annual "Board Games" Score

61%
64%
73%
73%
83%
2012
2013
2014
2015
2016
Crescent Point Percentile Rank

Stronger ISS Governance 'Quality Score'

Crescent Point
1 2 3 4 5 6 7 8 9 10
Lowest Governance Risk
Highest Governance Risk

Scores indicate decile rank relative to index or region as at April 1, 2017

Crescent Point Energy Corp. | 2017 | Information Circular – Proxy Statement | Page v

PRESIDENT'S LETTER
The success of Crescent Point over the past 16 years has been a product of the culture and values we promote throughout our organization. We focus on creating long-term shareholder value through financial discipline, strong corporate governance, technological innovation, employee and community wellness, environmental stewardship, health and safety. We do this by promoting an entrepreneurial culture of owners within an organizational structure that targets cash G&A costs of $1.50 per boe.

This success has led to strong operational results and returns for our shareholders. Since our inception in 2001, Crescent Point has generated a total shareholder return of 1378% including over $7 billion of dividends. During this period, the company has grown to ~170,000 boe/d and transitioned from a high-growth junior oil and gas company, to a royalty trust and now to the eighth largest senior producer in Canada with a highly focused light and medium gravity asset and opportunity base.

We are a financially disciplined company. We protect our business in various ways, whether through our 3½-year hedging program or our commitment to maintaining a strong balance sheet. This also includes our cost structure, which is lean and efficient. Our low G&A costs are supported by a knowledgeable staff that is tasked with multiple responsibilities.

It is this engaged and motivated staff that is at the root of our success. Every day, our staff come into Crescent Point with unmatched enthusiasm and a welcoming sense of comradery that leads to strong teams working together to unlock value from our resource base. My executive team and I thank Crescent Point staff for their dedication and drive, and look forward to all that we will achieve together.

We continue enhancing our corporate governance framework, essential to instilling confidence among our current and potential shareholders and our other stakeholders. We are committed to continuous improvement in our corporate governance practices and will provide increased disclosure on this front.

Our technology-focused culture creates an environment of curiosity that drives continued learning, innovation and development among our staff. We prioritize knowledge in the belief that it ultimately drives long-term, sustainable growth. This is especially noticeable when you measure how we have applied improvements in technology to increase overall well returns and reserve recoveries. Even a 4% increase in the ultimate recovery of our 23 billion barrel oil-in-place resource base would add approximately one billion barrels of reserves, which would double the size of our current booked reserves base.

We will continue allocating capital to test new technology in 2017, including our new Injection Control Device Waterflood System ("ICDWS") technology. The ICDWS technology has shown encouraging results to date and is now being tested throughout the Williston basin and southwest Saskatchewan. Recovering more reserves at a relatively low cost using new technology is key to driving long-term shareholder value.

We prioritize learning and development and promoting from within. Through this structure, our employees are motivated, focused, results-oriented and accountable. Our staff morale remains high. We've maintained staffing levels throughout this downturn, giving employees confidence in their importance to our company's future. This will bode well for us as commodity prices recover. We also pride ourselves in being leaders in diversity with women representing over 61% of our Canadian corporate office, over 40% of our technical positions in land, engineering and geology and over 36% of our management team. Our workforce is young, at an average age of 39, and we are poised to grow from within with fresh ideas.

Our culture has never been stronger. Our 2016 employee survey reported that over 90% of our staff recommends Crescent Point as a great place to work and is inspired to give their best. Our executive team's open-door policy to all staff increases the confidence, communication and knowledge-sharing that continues to underpin our culture.

We reward our employees with competitive compensation and an incentive plan that plays an important role in the development and continued growth of our company. Our employees are shareholders and as a result have an added interest in our success. The employees' Short Term Incentive Plan is a great example of how we drive accountability within our organization: goals are proposed by a cross-functional committee of managers throughout the company, with executive input and monitoring, oversight by the Compensation Committee and approval by the Board.

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement
Page vi

Our executive compensation plan must give significant consideration to the long- and short-term returns of our shareholders. Together with the Board and Compensation Committee, we took immediate action following last year's say-on-pay vote to better align our compensation plan with our common share performance. Our compensation plan has undergone significant improvements to appropriately respond to both outperformance and underperformance in the execution of our business strategy. We simplified the plan and disclosure so that it is easily understood; our new approach is aligned, accountable and simple.

We are passionate about giving back to the communities we live, work and operate in. Over the past year, 75% of our employees volunteered for various charities. Furthermore, over the past 15 years, Crescent Point has donated approximately $20 million to causes big and small, making a difference in many ways to many communities. This is our way of acknowledging and thanking our community partners and stakeholders.

The health and safety of our employees, contractors and the public, and the protection of the environment, are of the utmost importance to Crescent Point. Since inception of our company, we have contributed $175 million to a fund dedicated for environmental clean-up, emissions reduction and end-of-life abandonment. These contributions are proactive measures taken by our company and reflect our commitment to sustainability. We plan to set aside approximately $24 million for this fund in 2017.  Furthermore, we have introduced a green energy team into our organization to evaluate projects and technology to economically reduce emissions and increase the efficiency of our operations.

The achievements of our company are not possible without the leadership of our Board of Directors. Our Board communicates regularly with our executive team, with multiple strategy sessions and progress updates during the year to review the short- and long-term outlook of the company. Our growth over the years is also reflected in our Board renewal process, which has resulted in six new members since 2014. This process also includes an orientation and training program for our new directors.

Our focus continues to be per share growth and maximizing shareholder returns. In 2017, we are forecasting exit production of approximately 183,000 boe/d, organic growth of 10% per share. Our budget allows acceleration of the development of our new play expansion in the Uinta and Williston basins through step-out drilling and down-spacing programs. We are currently outperforming 2017's guidance to date and forecast a total payout ratio of 91% based on a US WTI price of $55/bbl.

We have consistently delivered strong production, reserves and cash flow growth on a per share basis and expect to continue that trend. Our people, values and strategy poise the company for continued success – it's the Crescent Point advantage.

Scott Saxberg
 President and Chief Executive Officer
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement
Page vii

TABLE OF CONTENTS

EXECUTIVE SUMMARY	ii
PRESIDENT'S LETTER	vi
NOTICE OF OUR ANNUAL MEETING TO BE HELD ON WEDNESDAY MAY 24, 2017	1
THINGS TO NOTE	2
MEETING AND VOTING INFORMATION	2
Solicitation of Proxies	2
Notice to Beneficial Holders of Common Shares	3
Notice to Holders of Common Shares in the United States	4
Revocability of Proxy	4
Persons Making the Solicitation	4
Notice-and-Access	4
Interactive Proxy	5
Exercise of Discretion by Proxy	5
Voting Common Shares and Principal Holders Thereof	5
Quorum for the Meeting	6
Approval Requirements	6
Majority Voting Policy	6
Report on Voting Results	7
MATTERS TO BE ACTED UPON AT THE MEETING	7
1. Fixing Number of Directors	7
2. Election of Directors	7
3. Appointment of Auditors	8
4. Advisory Vote on Executive Compensation	8
BOARD AND GOVERNANCE HIGHLIGHTS	9
DIRECTOR NOMINATIONS	9
DIRECTOR COMPENSATION PLAN DESCRIPTION	20
Compensation Philosophy	20
Compensation Plan	20
Compensation Plan Changes	22
Director Retirement Vesting Program	23
Director Ownership Requirements	23
DIRECTOR COMPENSATION TABLES	23
Director Compensation Table	23
Share-based Awards – Value Vested or Earned During the Year	23
Outstanding Share-based Awards and Option-based Awards	24
Director Value at Risk	25
Other Disclosure	26
BOARD STRUCTURE	26
Board and Committee Meetings	26
Board Committee Membership	26
Skills Matrix	27
Continuing Education	27
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE	28
EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS	29
LETTER TO SHAREHOLDERS	29
EXECUTIVE COMPENSATION PLAN DESCRIPTION	32
Named Executive Officers	32
Compensation Philosophy	32
Compensation Plan Changes	32
Compensation Plan	33
Board Discretion	36
Benchmarking	36
Annual Compensation Review Process	37
Compensation Risk Management	39
Clawback Policy	39
2016 PERFORMANCE AND METRIC ACHIEVEMENTS	40
Corporate Performance	40
STIP Achievement	41
LTIP Achievement	41
2016 NEO COMPENSATION	42
Common Share Performance	48
Shareholder Return vs NEO Total Compensation	50
EXECUTIVE COMPENSATION TABLES	51
Summary Compensation Table	51
Incentive Plan Awards – Value Vested or Earned During the Year	52
Outstanding Share-Based Awards and Option-Based Awards	52
EXECUTIVE EMPLOYMENT CONTRACT	53
Employment Agreement	53
Retirement Vesting Program	54
LOOKING AHEAD TO 2017	54
SHAREHOLDER ENGAGEMENT	55
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	56
Board Mandate	56
Board Composition	57
Code of Business Conduct and Ethics and Other Key Policies	58
Board Diversity	58
Nominating Directors	59
Director Orientation and Training	60
Board Assessments	60
Board Committees	61
Term Limits and Retirement Policy	64
OTHER INFORMATION	64
Common Shares Authorized for Issuance Under Equity Compensation Plans	64
Indebtedness of Directors, Executives and Others	64
Interest of Informed Persons in Material Transactions	64
Related Party Transactions	65
Other Matters	65
Auditor of the Company	65
Non-GAAP Financial Measures	65
Forward-Looking Statements and Reserves Data	66
Other Definitions	68
Endnotes	68
APPENDIX A	69
Restricted Share Bonus Plan	69
APPENDIX B	72
Deferred Share Unit Plan	72

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement
Page viii

NOTICE OF OUR ANNUAL MEETING TO BE HELD ON
WEDNESDAY MAY 24, 2017

You are invited to our 2017 annual meeting:

When
Wednesday, May 24, 2017
 2:00 pm MST

Where
Hyatt Regency, Imperial Ballroom
700 Centre Street SE
 Calgary, Alberta

Your vote matters
If you held Crescent Point common shares on April 11, 2017, you are entitled to receive notice of and to vote at this meeting.

 The business of the meeting is to:

1.	Receive and consider the financial statements for the year ended December 31, 2016, together with the auditor's report;
2.	Fix the number of directors to be elected at ten;
3.	Elect directors for the coming year or until their successors are duly elected or appointed;
4.	Appoint the auditors for the coming year and to authorize the directors to fix their compensation for 2017;
5.	Approve an advisory resolution to accept our approach to executive compensation; and
6.	Transact other business as may properly be brought forward.

If you are unable to attend the meeting in person, you are able to vote by proxy. See the 'Solicitation of Proxies' section for information.

You can access our 2016 financial statements, annual report and other documents and information online:

-	www.crescentpointenergy.com
-	www.sedar.com (SEDAR)
-	www.sec.gov/edgar.shtml (EDGAR)

By order of the Board of Directors,

Scott Saxberg
 Director, President and Chief Executive Officer
Calgary, Alberta
 April 11, 2017
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

THINGS TO NOTE

Key terms in this document include:

•	We, us, our, company and Crescent Point mean Crescent Point Energy Corp. and where applicable, its subsidiaries and other entities controlled, directly or indirectly by Crescent Point
•	Common shares mean Crescent Point's common shares
•	Shareholders means holders of Crescent Point common shares
•	You and your refer to the shareholder
•	Information circular refers to this Information Circular – Proxy Statement
•	Meeting and AGM refers to the annual general meeting of our shareholders
•	Board, directors, executives and management mean those positions of Crescent Point
•	All dollar amounts are in Canadian dollars, unless indicated otherwise
•	Information is as of March 20, 2017, unless indicated otherwise
•	The fair value of common shares is calculated using the one-day volume weighted average common share price on the Toronto Stock Exchange ("TSX"), unless indicated otherwise
MEETING AND VOTING INFORMATION
Solicitation of Proxies
This information circular is supplied in connection with the solicitation of proxies by management of Crescent Point for use at our AGM to be held on Wednesday, May 24, 2017 at 2:00 p.m. MST at the Hyatt Regency, Imperial Ballroom, 700 Centre Street SE, Calgary, Alberta for the purposes as described in the 'Notice of Annual Meeting of our Shareholders' section.
Instruments of proxy or voting instructions must be received from registered shareholders not less than 48 hours (excluding Saturdays, Sundays and holidays) before our meeting by:
Mail:
Computershare Trust Company of Canada
Attention: Proxy Department
8th floor
100 University Avenue
 Toronto, Ontario, M5J 2Y1
Internet:
 Go to www.investorvote.com. Enter the 15-digit control number printed on your form of proxy and follow the instructions on the webpage to vote your shares.
Phone:
 Call 1-866-732-8683 (toll-free in North America) and enter the 15-digit control number printed on your form of proxy. Follow the instructions provided by the interactive voice recognition system to record your vote.
In person at the meeting:
 Register with a Computershare representative when you arrive at the meeting. If you intend to vote at the meeting, do not fill out your form of proxy as you will be casting your vote at the meeting.
The deadline for deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

We have engaged Kingsdale Advisors ("Kingsdale") to provide strategic shareholder advisory and proxy solicitation services and will pay fees of approximately $30,000 to Kingsdale for the services in addition to certain out-of-pocket expenses. We may also reimburse brokers and other persons holding shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies. You can contact Kingsdale by telephone at 1-888-518-6559 (toll-free in North America) or at 1-416-867-2272 (collect call for shareholders outside North America) or by email at contactus@kingsdaleadvisors.com.
Our Board has fixed the record date for the meeting as the close of business on April 11, 2017. Each outstanding common share on that date is entitled to one vote. Only shareholders of record as at that date are entitled to receive notice of our meeting. Shareholders of record will be entitled to vote the common shares included on the list of shareholders entitled to vote at the meeting prepared as at that date, even if the shareholder has since that time disposed of his or her common shares. Shareholders who became a shareholder after that date are not entitled to vote at the meeting.
The instrument appointing a proxy must be in writing and executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney.
The persons named in the enclosed form of proxy are directors or officers of Crescent Point. Each shareholder has the right to appoint a proxyholder other than the persons designated in the form of proxy, and they do not need to be a shareholder to attend and to act for and on behalf of the shareholder at the meeting. To exercise this right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.
Notice to Beneficial Holders of Common Shares
This section is of significant importance to many shareholders, as many do not hold common shares in their own name. Shareholders who do not hold their common shares in their own name are considered beneficial shareholders and should note that only proxies deposited by shareholders whose names appear on the records of Crescent Point as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder's name on the records of Crescent Point. These common shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of common shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms) ("CDS"). The majority of common shares held in the United States of America ("US") are registered in the name of Cede & Co. (the nominee for The Depository Trust Company, which is the US equivalent of CDS). Common shares held by brokers or their nominees can only be voted upon the instructions of the beneficial shareholder. Without specific instructions, the broker/nominees are prohibited from voting common shares for their clients. Crescent Point does not know for whose benefit the common shares registered in the name of CDS and Cede & Co. are held. Therefore, beneficial shareholders cannot be recognized at the meeting for the purposes of voting the common shares in person or by way of proxy except as outlined below.
Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial shareholders in order to ensure that their common shares are voted at the meeting. Often, the form of proxy supplied to a beneficial shareholder by his or her broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients in the US and Canada to Broadridge Investor Communication Solutions, Canada ("Broadridge"). Broadridge typically applies a special sticker to proxy forms, mails those forms to the beneficial shareholders and requests that they return the proxy forms to Broadridge or vote online. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the meeting. A beneficial shareholder receiving a proxy from Broadridge cannot use that proxy to vote common shares directly at the meeting as the proxy must be returned as directed by Broadridge well in advance of the meeting in order to have the common shares voted.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Additionally, we may use Broadridge's QuickVoteTM service to assist beneficial shareholders with voting their shares. Beneficial shareholders may be contacted by Kingsdale to conveniently obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions respecting the shares to be represented at the meeting.
Notice to Holders of Common Shares in the United States
Our solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "US Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this information circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the US should be aware that requirements are different than those of the US applicable to proxy statements under the US Exchange Act.
It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws, since we are located outside the US, and some or all of our officers and directors are residents of a country other than the US. You may not be able to sue or effect service of process upon a non-US entity or its officers or directors in a non-US court for violations of US securities laws. It may be difficult to compel a non-US entity and its affiliates to subject themselves to a US court's judgment or to enforce a judgment obtained from a US court against the issuer.
Revocability of Proxy
Submitted proxies may be revoked at any time prior to exercising it. If you have given a proxy and attend the meeting at which the proxy is to be used in person, you may revoke the proxy and vote in person instead. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by yourself (or your attorney authorized in writing) or, in the case of a shareholder being a corporation, under the corporate seal or by a duly authorized officer or attorney. The proxy can be deposited either at the head office of Crescent Point at any time up to and including the last business day preceding the day of the meeting at which the proxy is to be used, or with the chair of the meeting on the day of the meeting, at which point the proxy is revoked.
Persons Making the Solicitation
The solicitation is made on behalf of management of Crescent Point. The costs incurred in the preparation and mailing of this information circular and related materials will be borne by Crescent Point. In addition to solicitation by mail, proxies may be solicited by personal meetings, telephone or other means of communication and by directors, officers and employees of Crescent Point, who will not be specifically compensated for.
Notice-and-Access
We have elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the "Notice-and-Access Provisions") for the meeting in respect of mailings to beneficial shareholders of common shares but not in respect of mailings to registered holders of our common shares (i.e. a shareholder whose name appears on our records). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post online an information circular in respect of a meeting of its shareholders and related materials.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

More specifically, we have elected to use procedures known as 'stratification' in relation to our use of the Notice-and-Access Provisions. As a result, registered shareholders will receive a paper copy of the Notice of Annual Meeting, this information circular and a form of proxy, whereas beneficial shareholders will receive a notice containing information prescribed by the Notice-and-Access Provisions and a voting instruction form. In addition, a paper copy of the Notice of Annual Meeting, this information circular, and a voting direction will be mailed to those shareholders who do not hold their common shares in their own name but who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the financial information in respect of our most recently completed financial year was mailed to those registered and beneficial shareholders who previously requested to receive information.
We will be delivering proxy-related materials to non-objecting beneficial shareholders directly with the assistance of Broadridge. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial shareholders.
Interactive Proxy
This year, we are pleased to provide our shareholders with a new and interactive format for reviewing our information circular. This online platform makes it easy for shareholders to access the content within an intuitive and easy-to-navigate framework. Presenting content on-line is a cost-effective and environmentally-friendly alternative to printing and enables us to present information in full colour. It puts our information circular directly in the hands of our shareholders so with one click, they can immediately access the specific information they want - when and where they want it.

To access our interactive format, please visit www.crescentpointenergy.com/invest/agm-2017 for the 2017 AGM page of our website and click on the 'Interactive Proxy' button.
Exercise of Discretion by Proxy
The common shares represented by proxy in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot at the meeting and, where the shareholder specifies a choice with respect to any matter to be acted upon, the common shares shall be voted on any ballot in accordance with the specification so made. In the absence of specification, the common shares will be voted in favour of the matters to be acted upon. The persons appointed under the form of proxy (the "Instrument of Proxy") supplied by Crescent Point are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and the Notice of Annual Meeting. At the time of printing this information circular, management of Crescent Point knows of no amendment, variation or other matter. If you appoint Crescent Point proxyholders to act and vote on your behalf as provided in the accompanying Instrument of Proxy and you do not provide instructions concerning a matter identified in the Notice of Meeting, the common shares represented by the Instrument of Proxy will be voted as follows:
•	FOR fixing the number of directors at ten;
•	FOR the election of the persons nominated to serve as directors;
•	FOR the appointment of PricewaterhouseCoopers LLP as auditors; and
•	FOR the advisory resolution to accept Crescent Point's approach to executive compensation.
Voting Common Shares and Principal Holders Thereof
On July 2, 2009, we completed a plan of arrangement (the "Conversion Arrangement") under the Business Corporations Act (Alberta) with Crescent Point Energy Trust (the "Trust") pursuant to which the holders of trust units of the Trust (the "Trust Units") exchanged their Trust Units for common shares on a one-for-one basis. On July 2, 2009, in connection with the Conversion Arrangement, we filed Articles of Amendment to give effect to a consolidation of the common shares and subsequent Articles of Amendment to change our name to "Crescent Point Energy Corp." On January 1, 2011, we amalgamated with our wholly-owned subsidiaries Ryland Oil ULC, Darian Resources Ltd. and Shelter Bay Energy ULC.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Crescent Point is authorized to issue an unlimited number of common shares. As at March 20, 2017, 544,639,808 common shares were issued and outstanding. At the meeting, upon a vote by way of a show of hands, every shareholder present in person or represented by proxy and entitled to vote will have one vote. On a vote conducted by ballot, every shareholder present in person or by proxy has one vote for each common share of which the shareholder is the registered holder. All votes on special resolutions are by a ballot and, therefore, no demand for a ballot is necessary.
When any common share is held jointly by several persons, any one of them may vote at the meeting in person or by proxy in respect of the common share, but if more than one of them are present at the meeting in person or by proxy and the joint owners disagree on any vote to be cast, the joint owner present or represented whose name appears first in the register of shareholders maintained by Crescent Point is entitled to cast the vote.
To the best of the knowledge of the Board, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 10% of the voting rights attached to the issued and outstanding common shares that may be voted at the meeting.
As of March 20, 2017, our directors and officers ("D&O") owned, directly or indirectly, 3,430,348 common shares, or 0.63% of the outstanding common shares, having a market value of approximately $48.5 million and 1,279,802 Restricted Shares, or 33% of the 3,859,731 outstanding Restricted Shares, having a market value of approximately $18.1 million.
The following table provides the common share and Restricted Share holdings of our D&O valued at the March 20, 2017 fair value of $14.15 per share.
	Common Shares		Restricted Shares		Total
	#	%	#	%	#	%	$
CEO	844,848	0.16	284,930	7.4	1,129,778	0.21	15,986,359
Other Officers	1,815,850	0.33	927,742	24.0	2,743,592	0.50	38,821,827
Directors	769,650	0.14	67,130	1.7	836,780	0.15	11,840,437
D&O Total	3,430,348	0.63	1,279,802	33.2	4,710,150	0.86	66,648,623
Quorum for the Meeting
At the meeting, a quorum shall be two persons present in person, each being a shareholder entitled to vote or a duly appointed proxyholder or representative for a shareholder so entitled representing not less than 25% of the total number of issued and outstanding common shares. If a quorum is present at the opening of the meeting, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.
Approval Requirements
All of the matters to be considered at the meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of shareholders present in person or represented by proxy at the meeting.
Majority Voting Policy
The Board has adopted a "majority voting" policy stipulating that if the votes in favour of the election of a director nominee at a meeting of shareholders represent less than a majority of the common shares voted and withheld, the nominee must submit his or her resignation promptly after the meeting for the Board's consideration. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or any sub-committee of the Board at which the resignation is considered. The resignation will be effective when accepted by the Board. The Board will accept the resignation absent exceptional circumstances. The Board will review the results of the vote. The Board's decision to accept or reject the resignation must be made within 90 days after the date of the relevant shareholders' meeting. The Board's decision, including the reason for not accepting any resignation, will be promptly disclosed to the public, including by way of press release provided to the TSX in advance of issuance. The policy does not apply in circumstances involving contested director elections. The policy meets the requirements of the TSX.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Report on Voting Results
Crescent Point will publicly disclose the results, including voting percentages, of all votes held at the meeting. In addition, the voting results for the election of the directors of the company at its 2016 annual shareholder meeting are disclosed with the director biographies below.
MATTERS TO BE ACTED UPON AT THE MEETING
1. Fixing Number of Directors
We propose that the number of directors of Crescent Point to be elected to hold office until the next annual meeting or until their successors are elected or appointed, subject to the Articles and By-Laws of Crescent Point, be set at ten. There are presently ten directors; nine of which will stand for re-election to office at the meeting. We would like to acknowledge the contribution and service to Crescent Point and to the Board of Mr. Gregory Turnbull, who has decided not to stand for re-election at the meeting. Mr. Turnbull has served as a director since 2001 and while a director, served on the Reserves Committee and Corporate Governance and Nominating Committee.
Mr. Mike Jackson was appointed by the Board effective November 9, 2016 and Mr. Ted Goldthorpe is a new director nominee for 2017.
We recommend that you vote FOR fixing the number of directors to be elected at ten.
Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR setting the number of directors to be elected at the meeting at ten.
2. Election of Directors
The Articles of Crescent Point presently provide for a minimum of one director and a maximum of eleven directors. There are currently ten directors. Shareholders are entitled to elect members to the Board by vote at a meeting of shareholders.
The ten nominees proposed for election as directors of Crescent Point are as follows:

 Peter Bannister (Chair)
Rene Amirault
Laura A. Cillis
D. Hugh Gillard
Ted Goldthorpe
Robert F. Heinemann
Mike Jackson
Barbara Munroe
Gerald A. Romanzin
Scott Saxberg

Voting for the election of directors will be conducted on an individual, not a slate, basis.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

We recommend that you vote FOR the election of each of the foregoing nominees as directors.
Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the election of each of these nominees unless the shareholder specifies authority to do so is withheld.
3. Appointment of Auditors
Shareholders will be asked to pass an ordinary resolution to re-appoint PricewaterhouseCoopers LLP as our auditors, to hold office until the next annual meeting of shareholders at a remuneration to be determined by the Board. PricewaterhouseCoopers LLP have acted as the auditors of Crescent Point and Crescent Point Energy Trust since September 2003.
We recommend that you vote FOR the appointment of PricewaterhouseCoopers LLP as the auditors of Crescent Point.
Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of Crescent Point.
4. Advisory Vote on Executive Compensation
Our Board believes that shareholders should have the opportunity to fully understand the philosophy and objectives that guide the executive compensation-related decisions made by the Compensation Committee and the Board. Executive compensation is a key component of our corporate governance, and it is our intention that this shareholder advisory vote will continue to form an integral part of the Board's shareholder engagement process around executive compensation.
In 2015, 97% of the votes cast on the say-on-pay vote were in favour of our approach to executive compensation. Compared to 2016, with no changes to the plan, we received a 31% in-favour vote. In response, we took immediate action, engaging in frank discussions with shareholders, proxy advisory firms, compensation consultants and our management. Common themes emerged: reduce CEO pay quantum, improve links to performance and simplify the plan. The compensation plan should appropriately respond to both outperformance and underperformance in the execution of our business strategy, provide enhanced comparability to peers and be simplified so it is easily understood. Above all, the magnitude of compensation must clearly correlate to shareholders' returns. We responded to our shareholders' concerns in 2016 and based on recent shareholder engagement, our improved compensation plan addresses stakeholder concerns while aligning with our compensation philosophy. See the 'Executive Compensation Discussion and Analysis' section of this information circular for information on changes made to our executive compensation plan in 2016.
As this is an advisory vote, the results will not be binding on the Board. The Board, and specifically the Compensation Committee, will not be obligated to take any compensation actions or make any adjustments to executive compensation plans as a result of the vote; however, we place a great deal of importance on the views of our shareholders and we commit to take further action as required. We will disclose the results of the shareholder advisory vote as a part of our report on voting results for the meeting.
The text of the advisory vote on executive pay resolution to be submitted to shareholders at the Meeting is set forth below:
"BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the company's Board, the shareholders accept the company's approach to executive compensation disclosed in the information circular of the company dated April 11, 2017."
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

We recommend that you vote FOR the advisory vote on executive compensation.
Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the resolution as set out above.
BOARD AND GOVERNANCE HIGHLIGHTS

Board Composition and Policies
Number of independent directors	9 (90%)
Every meeting has an in-camera session with independent directors (see page 26 for details)	YES
Share ownership policies for directors and CEO (see page 23 for details)	YES
Director orientation and continuing education (see page 60 for details)	YES
Formal Board evaluation process (see page 60 for details)	YES
Shareholder Rights
Annual election of directors	YES
Directors elected individually (not by slate)	YES
Governance
Fully independent Audit, Compensation, Corporate Governance and Nominating, and Reserves Committees	YES
Separate Board Chair and CEO	YES
Code of Business Conduct and Ethics Policy (see page 58 for details)	YES
Board Diversity Policy (see page 58 for details)	YES
Anti-hedging Policy (see page 58 for details)	YES
CEO evaluation and management succession planning (see page 61 for details)	YES
Board succession planning (see page 63 for details)	YES
Compensation
Annual advisory vote on executive compensation (see page 8 for details)	YES
Executive incentive compensation Clawback Policy (see page 39 for details)	YES
Shareholder Engagement
Regular Board engagement with shareholders (see page 55 for details)	YES

DIRECTOR NOMINATIONS

The name, residence and age of each of the ten individuals nominated for election as our directors, the number of common shares of Crescent Point beneficially owned, directly or indirectly, or over which each exercises control or direction, the committee positions presently held by each nominated director, the period served as a director of Crescent Point, the voting results of the 2016 annual shareholder meeting and the principal occupation of each nominated director are as follows:
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

PETER BANNISTER
Independent Director Calgary, Alberta, Canada Age: 59 Director Since: 2003
Mr. Peter Bannister is Chair of Crescent Point's Board of Directors and is President of Destiny Energy Inc., a private oil and gas company. He has been on the Board of Crescent Point and its predecessor since 2003. Mr. Bannister has worked in the oil and gas industry since 1982, having held a variety of roles with companies such as Mission Oil and Gas Inc., StarPoint Energy Inc., Impact Energy Inc., Startech Energy Ltd., Boomerang Resources Ltd., Laurasia Resources Ltd. and Sproule Associates Ltd.
Mr. Bannister is a member of the Association of Professional Engineers and Geoscientists of Alberta  and serves on the board of directors of Cequence Energy Ltd. Formerly, he was a director of Surge Energy Inc., Shelter Bay Energy Inc., Mission Oil and Gas Inc., Breaker Energy Ltd., Impact Energy Inc., Boomerang Resources Ltd., Laurasia Resources Ltd. and New Star Energy Ltd. Mr. Bannister holds a Bachelor of Science degree in geology with a minor in economics.

Board and Board Committees	Meeting Attendance	Compensation Earned	Total Compensation
Board of Directors (Chair)	8/8	2016	$368,486
Audit	4/4	2015	$419,360
Reserves (Chair)	2/2	2014	$422,759
Overall Attendance	100%
		Securities Held(1)
Voting Results of 2016 Annual Meeting	Percentage	Common Shares	568,229
Votes For:	98.53%	Restricted Share Units	12,142
Votes Withheld:	1.47%	Deferred Share Units	41,099
		Total Securities Held	621,470
		Market Value of Securities Held(2)	$8,793,801
		Meets Ownership Requirement(3)	Yes
		Value of common shares plus DSUs as a Multiple of Ownership Requirement(3)	5.75

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
Cequence Energy Ltd.	Current	Reserves Committee Corporate Governance Committee
Surge Energy Inc.	Past	Reserves Committee (Chair) Audit Committee

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

RENE AMIRAULT
Independent Director Calgary, Alberta, Canada Age: 56 Director Since: 2014
Mr. Rene Amirault was appointed as the President and Chief Executive Officer of Secure Energy Services Inc. in March 2007 and was elected a director and appointed as Chairman of their Board on June 1, 2007. From January 2006 to March 2007 he was an independent businessman. Mr. Amirault held various roles at Tervita Corporation from August 1994 to January 2006, including Vice President roles in Sales and Marketing, Business Development and Corporate Development. Mr. Amirault held various positions with Imperial Oil Ltd. from 1981 to 1994. Mr. Amirault has been on the Board of Crescent Point since May 2014.
Mr. Amirault received a Certified General Accountant designation in June 1985.

Board and Board Committees	Meeting Attendance	Compensation Earned	Total Compensation
Board of Directors	8/8	2016	$260,992
Compensation	2/2	2015	$299,959
Corporate Governance and Nominating	2/3	2014	$281,988
Environmental, Health and Safety (Chair)	4/4
Overall Attendance	94.12%	Securities Held(1)
		Common Shares	16,370
Voting Results of 2016 Annual Meeting	Percentage	Restricted Share Units	-
Votes For:	78.43%	Deferred Share Units	30,592
Votes Withheld:	21.57%	Total Securities Held	46,962
		Market Value of Securities Held(2)	$664,512
		Meets Ownership Requirement(3)	Yes
		Value of common shares plus DSUs as a Multiple of Ownership Requirement(3)	1.33

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
Secure Energy Services Inc.	Current	Chair

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

LAURA A. CILLIS
Independent Director Calgary, Alberta, Canada Age: 58 Director Since: 2014
Ms. Laura A. Cillis is an oil and gas executive with more than 25 years of financial experience in the oilfield services industry. Most recently, she held the role of Senior Vice President, Finance and Chief Financial Officer of Calfrac Well Services Ltd. from 2008 until 2013, and Chief Financial Officer of Canadian Energy Services L.P. from 2006 to 2008. Prior thereto, she held various positions at Precision Drilling Corporation and Schlumberger Canada. She is currently a director of Solium Capital Inc. and Enbridge Income Fund Holdings Inc. Ms. Cillis has been on the Board of Crescent Point since November 2014.
Ms. Cillis is a Chartered Accountant who holds the ICD.D designation granted by the Institute of Corporate Directors and a Bachelor of Commerce degree in accounting from the University of Alberta.

Board and Board Committees	Meeting Attendance	Compensation Earned	Total Compensation
Board of Directors	7/8	2016	$269,225
Audit	4/4	2015	$300,522
Compensation	11/11	2014	$87,993
Environmental, Health and Safety	4/4
Overall Attendance	96.30%	Securities Held(1)
		Common Shares	9,661
Voting Results of 2016 Annual Meeting	Percentage	Restricted Share Units	12,358
Votes For:	89.49%	Deferred Share Units	10,597
Votes Withheld:	10.51%	Total Securities Held	32,616
		Market Value of Securities Held(2)	$461,516
		Meets Ownership Requirement(3)	Yes
		Value of common shares plus DSUs as a Multiple of Ownership Requirement(3)	0.57

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
Solium Capital Inc.	Current	Audit Committee (Chair) Governance & Human Resources Committee
Enbridge Income Fund Holdings Inc.	Current	Audit Committee

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

D. HUGH GILLARD
Independent Director Calgary, Alberta, Canada Age: 68 Director Since: 2003
Mr. D. Hugh Gillard is the principal of Saddleback Resources Ltd., a private company involved in equity investments and advisory roles in the energy sector. He has worked in the oil and gas industry since 1972, having led companies such as Kelso Energy Inc., PrimeWest Energy Trust and CanWest Gas Marketing Inc. He has also held a number of senior roles with companies such as Ashland Oil Canada, Dome Petroleum Ltd. and Amoco Canada Resources Ltd. Mr. Gillard has been on the board of Crescent Point and its predecessor since 2003 and has indicated his intention to retire in 2018.
Mr. Gillard has served as director of the board of Petrowest Energy Services Trust and of Creststreet Power Income Fund. He is a past member of the Management Advisory Council for the University of Calgary, a past Chairman of the board of Hospice Calgary and a past Chairman of the Calgary Zoological Society. He holds a Bachelor of Commerce degree from the University of Calgary and is a graduate of the Stanford Business School Executive Program.

Board and Board Committees	Meeting Attendance	Compensation Earned	Total Compensation
Board of Directors	8/8	2016	$273,033
Audit	4/4	2015	$311,698
Compensation	11/11	2014	$315,288
Corporate Governance and Nominating	5/5
Overall Attendance	100%	Securities Held(1)
		Common Shares	50,211
Voting Results of 2016 Annual Meeting	Percentage	Restricted Share Units	12,143
Votes For:	88.46%	Deferred Share Units	29,738
Votes Withheld:	11.54%	Total Securities Held	92,092
		Market Value of Securities Held(2)	$1,303,102
		Meets Ownership Requirement(3)	Yes
		Value of common shares plus DSUs as a Multiple of Ownership Requirement(3)	2.26

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
None

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

TED GOLDTHORPE
Independent Director New York, New York, US Age: 40 Director Nominee
Mr. Ted Goldthorpe is a financial professional who is currently serving as Managing Partner in charge of Global Credit Business for BC Partners since February 2017. Prior thereto, he was the President of Apollo Investment Corporation, Chief Investment Officer of Apollo Investment Management, and Senior Portfolio Manager, US Opportunistic Credit from April 2012 to August 2016. Previously, Mr. Goldthorpe was employed by Goldman Sachs & Co., where he held a variety of positions since joining the firm in 1999. Mr. Goldthorpe is a new director nominee for 2017.
Mr. Goldthorpe received a B.A. in Commerce from Queen's University and is a frequent guest lecturer at leading universities across North America. Mr. Goldthorpe currently serves on the Global Advisory Board for the Queen's School of Business, is the Chairman of the Young Fellowship of The Duke of Edinburgh's Award and serves on the board of directors for Her Justice and Capitalize for Kids.

Mr. Goldthorpe does not currently hold any Crescent Point securities. This is his first time standing for election to our Board.

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
None

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

ROBERT F. HEINEMANN
Independent Director Plano, Texas, US Age: 63 Director Since: 2014
Mr. Robert F. Heinemann is an oil and gas executive who brings more than 30 years of experience to the Crescent Point Board. Most recently, he served as President, Chief Executive Officer and director of Berry Petroleum Company ("Berry"), where he developed and executed that company's growth and capital allocation strategies. He served as a director of Berry from 2002 until 2013, and as President and Chief Executive Officer from 2004 through 2013. Previously, Mr. Heinemann worked for Halliburton Company and Mobil Corporation in a number of operational, technology, management and executive roles of increasing responsibility. Mr. Heinemann has been on the Board of Crescent Point since March 2014.
Mr. Heinemann serves on the board of directors of QEP Resources, Inc., Great Western Oil and Gas Company, LLC and Chaparral Energy, Inc.  He is a member of the Society of Petroleum Engineers. He holds a Bachelor of Engineering and a Doctorate in chemical engineering from Vanderbilt University.

Board and Board Committees	Meeting Attendance	Compensation Earned	Total Compensation
Board of Directors	8/8	2016	$278,475
Compensation (Chair)	11/11	2015	$318,366
Corporate Governance and Nominating	2/2	2014	$286,538
Reserves	2/2
Environmental, Health and Safety	4/4	Securities Held(1)
Overall Attendance	100%	Common Shares	8,764
		Restricted Share Units	9,504
Voting Results of 2016 Annual Meeting	Percentage	Deferred Share Units	17,049
Votes For:	89.29%	Total Securities Held	35,317
Votes Withheld:	10.71%	Market Value of Securities Held(2)	$499,736
		Meets Ownership Requirement(3)	Yes
		Value of common shares plus DSUs as a Multiple of Ownership Requirement(3)	0.73

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
QEP Resources	Current	Audit Committee Compensation Committee

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

MIKE JACKSON
Independent Director Calgary, Alberta, Canada Age: 55 Director Since: 2016
Mr. Mike Jackson has worked in the banking industry since 1984 and brings more than 30 years of financial experience in corporate and investment banking. Most recently, he was Managing Director - Investment Banking, Scotiabank Global Banking and Markets, with a focus on the oil and gas industry. Prior to that, Mr. Jackson held several senior management roles at Scotiabank, including Managing Director, Oil & Gas Industry Head & Calgary Office Head from 1999 to 2007 and Vice President & Office Head, Corporate Banking Calgary from 1997 to 1999. Mr. Jackson joined the board of Crescent Point in November 2016.
Mr. Jackson holds a Bachelor of Science degree and a Master of Business Administration, both from Dalhousie University. Additionally, Mr. Jackson completed the Executive Management Program at Queen's University.

Board and Board Committees	Meeting Attendance	Compensation Earned	Total Compensation
Board of Directors	1/1	2016	$56,725
Overall Attendance	100%	2015	n/a
		2014	n/a
Voting Results of 2016 Annual Meeting	Percentage
Votes For:	n/a	Securities Held(1)
Votes Withheld:	n/a	Common Shares	21,500
		Restricted Share Units	-
		Deferred Share Units	3,090
		Total Securities Held	24,590
		Market Value of Securities Held(2)	$347,949
		Meets Ownership Requirement(3)	Yes
		Value of common shares plus DSUs as a Multiple of Ownership Requirement(3)	0.70

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
None

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

BARBARA MUNROE
Independent Director Calgary, Alberta, Canada Age: 53 Director Since: 2016
Ms. Barbara Munroe has worked as a lawyer since 1991 and brings 25 years of legal experience and industry diversification to the Board. Currently, Ms. Munroe is serving as Executive Vice President, Corporate Services and General Counsel for WestJet Airlines, a position held since November 2016. Ms. Munroe joined WestJet in November 2011 as Vice President, General Counsel and was promoted to Senior Vice President, General Counsel and Corporate Secretary in June 2015. Previously she was the Assistant General Counsel at Imperial Oil Ltd. from 2008 to 2011 and the Senior Vice President, Legal/IP and General Counsel and Corporate Secretary for SMART Technologies Inc. from 2000 to 2008. Ms. Munroe has been with the Board of Crescent Point since March 2016.
Ms. Munroe is a member of the Canadian Bar Association, the Calgary Bar Association and the Association of Corporate Counsel. She holds a Bachelor of Commerce, Finance degree and a Bachelor of Laws degree from the University of Calgary.

Board and Board Committees	Meeting Attendance	Compensation Earned	Total Compensation
Board of Directors	6/6	2016	$249,370
Compensation	9/9	2015	n/a
Corporate Governance and Nominating	3/3	2014	n/a
Overall Attendance	100%
		Securities Held(1)
Voting Results of 2016 Annual Meeting	Percentage	Common Shares	-
Votes For:	99.59%	Restricted Share Units	7,910
Votes Withheld:	0.41%	Deferred Share Units	2,868
		Total Securities Held	10,778
		Market Value of Securities Held(2)	$152,509
		Meets Ownership Requirement(3)	Yes
		Value of common shares plus DSUs as a Multiple of Ownership Requirement(3)	0.08

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
None

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

GERALD ROMANZIN
Independent Director Calgary, Alberta, Canada Age: 58 Director Since: 2004
Mr. Gerald Romanzin is an independent Calgary businessman who serves as a director of Petrowest Corporation and Athabasca Minerals Inc. Previously, he held a variety of senior roles with the TSX Venture Exchange, including Executive Vice President and Acting President, and was the Executive Vice President of the Alberta Stock Exchange, prior to its conversion. He has been on the Board of Crescent Point and its predecessor since 2004 and has indicated his intention to retire in 2019.
Formerly, Mr. Romanzin served as a director of Trimac Transportation Ltd., FET Resources Ltd., Ketch Resources Ltd., Ketch Resources Trust, Cadence Energy Inc., Kereco Energy Ltd., Flowing Energy Corporation and Porto Energy Corp. Mr. Romanzin is a Chartered Accountant and a member of the Institute of Chartered Accountants of Alberta and holds a Bachelor of Commerce degree from the University of Calgary.

Board and Board Committees	Meeting Attendance	Compensation Earned	Total Compensation
Board of Directors	8/8	2016	$266,742
Audit (Chair)	4/4	2015	$308,605
Reserves	2/2	2014	$319,538
Overall Attendance	100%
		Securities Held(1)
Voting Results of 2016 Annual Meeting	Percentage	Common Shares	8,675
Votes For:	98.68%	Restricted Share Units	9,611
Votes Withheld:	1.32%	Deferred Share Units	32,290
		Total Securities Held	50,576
		Market Value of Securities Held(2)	$715,650
		Meets Ownership Requirement(3)	Yes
		Value of common shares plus DSUs as a Multiple of Ownership Requirement(3)	1.16

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
Athabasca Minerals Inc.	Current	Audit Committee Compensation and Governance Committee (Chair)
Petrowest Corporation	Current	Audit Committee (Chair) Health and Safety Committee Governance and Human Resources Committee
Porto Energy Corp.	Past	-
Trimac Transportation Ltd.	Past	Audit Committee (Chair) Governance and Compensation Committee

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

SCOTT SAXBERG
Non-Independent Director Calgary, Alberta, Canada Age: 48 Director Since: 2003
Mr. Scott Saxberg is the President, Chief Executive Officer and a director of Crescent Point. He was a founder of Crescent Point Energy Ltd. in 2001 and has been President of Crescent Point since 2003. Mr. Saxberg has worked in the oil and gas industry since 1992, having held a variety of roles with companies such as Shelter Bay, Wascana Energy Inc., Numac Energy Inc. and Magin Energy Inc.
Mr. Saxberg is a member of the Association of Professional Engineers and Geoscientists of Alberta. Mr. Saxberg has served on the board of directors of Bellamont Exploration Ltd., Catapult Energy 2008 Inc. and Wild Stream Exploration Inc. Mr. Saxberg holds a Bachelor of Science degree in mechanical engineering from the University of Manitoba.

Board and Board Committees	Meeting Attendance	Compensation Earned
Board of Directors	8/8	Mr. Saxberg is not compensated for his services as a director; please refer to the 'Executive Compensation Discussion & Analysis' section of this information circular.
Environmental, Health and Safety	4/4
Overall Attendance	100%

Voting Results of 2016 Annual Meeting	Percentage	Securities Held(1)	Market Value(2)
Votes For:	97.04%	Common Shares	844,848
Votes Withheld:	2.96%	Restricted Share Units	284,930
		Deferred Share Units	n/a
		Total Securities Held	1,129,778
		Market Value of Securities Held(2)	$15,986,359
		Meets Ownership Requirement(4)	Yes
		Value of common shares as a Multiple of Ownership Requirement(4)	4.43

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
Bellamont Exploration Ltd.	Past	Reserves Committee Environmental, Health & Safety Committee

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Notes:
(1)	Includes holdings by affiliates of directors.
(2)	The market value of securities held is calculated using the March 20, 2017 fair value of $14.15 per share.
(3)
Effective 2017, directors are required to own, within five years of the initial election or appointment to the Board, at least ten times their annual cash retainer in common shares and DSUs. The 2017 annual cash retainer for the Chair of the Board is $150,000 and the annual cash retainer for the other non-employee directors is $50,000. Based on these 2017 annual cash retainers, each director is in compliance with this share ownership requirement. Mssrs. Heinemann and Jackson and Mss. Cillis and Munroe have five years to meet the ownership requirement. See 'Director Ownership Requirements'.

(4)
Mr. Saxberg, as Chief Executive Officer, is required to own at least three times his salary (of $900,000) in common shares, and he is in compliance with this share ownership requirement. See '2016 NEO Compensation'.

DIRECTOR COMPENSATION PLAN DESCRIPTION
Compensation Philosophy
The Board is responsible for developing the director compensation philosophy and has delegated the review and administration of the directors' compensation program to the Compensation Committee. Our director compensation plan is designed to attract and retain well-qualified directors with the appropriate skills and experience to meet the needs of a dynamic and growing energy company and takes into consideration:
•	Complexities due to operations in multiple resource plays in Canada and the US;
•	Regular strategy and risk management oversight to ensure the company maintains a strong balance sheet;
•	Significant growth through organic play development and a strategic acquisition program;
•	Strong focus on best-in-class governance practices;
•	Level of activity in both debt and equity capital markets (in both Canada and the US) to source financing for acquisition and capital development programs; and
•	Market compensation data of peer companies.

Our director compensation plan includes an appropriate mix of cash and share-based compensation (both RSUs and DSUs). The value of RSU grants is realized upon vest/redemption, and the value of DSUs is realized when the director ceases to be a director. We believe this compensation structure promotes strong director engagement in an unbiased environment, fosters board diversity by allowing directors some choice to suit their personal financial circumstances, enables ownership in the company through the RSU grants, and aligns with shareholder interests without emphasizing short-term common share price performance. Furthermore, while RSUs are an effective means to achieve shareholder alignment, director compensation is not determined based on corporate performance:  directors do not participate in our Short Term Incentive Plan ("STIP") or Long Term Incentive Plan ("LTIP") incentive compensation components.
Compensation Plan
The non-employee director compensation plan consists of annual retainers and meeting fees paid in the form of cash and share-based compensation.

Cash Compensation

 The cash compensation structure for non-employee directors during 2016 is outlined in the following table:
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

2016 Cash Compensation Structure for Non-employee Directors
Annual Retainers and Meeting Fees
Board Retainer
Chair	$95,000
Other Board Members	$30,000
Committee Chair Retainer
Audit	$12,500
Compensation	$10,000
Corporate Governance and Nominating	$6,000
Environmental, Health and Safety	$6,000
Reserves	$6,000
Board and Committee Meeting Fees
In person	$1,500
Via telephone	$750

Cash retainers and meeting fees are paid on a quarterly basis. Directors are also entitled to be compensated for reasonable out-of-pocket costs, including travel and accommodation, relating to their attendance at any directors' meetings. All cash compensation earned by directors during 2016 is disclosed in the Director Compensation Table.
Directors may elect to receive all, or a portion of, cash compensation in the form of DSUs. Directors electing to receive DSUs must make the election prior to the year in which the retainer will be earned, unless they are elected or appointed part way through a year, in which case they must make the election within 30 days of being elected or appointed to receive DSUs for that year.
Share-based Compensation

 The share-based compensation structure for non-employee directors for 2016 is outlined in the following table:
2016 Share-based Compensation Structure for Non-employee Directors
Chair	$246,500
Other Board Members	$204,000

For the share-based compensation component, non-employee directors can choose between RSUs and DSUs, up to a maximum annual RSU grant of $150,000. All share-based compensation awarded to directors during 2016 is disclosed in the Director Compensation Table.
i.	Restricted Share Units

Under the terms of the Restricted Share Bonus Plan ("RSBP"), any director of the company may be granted Restricted Share Units ("RSUs") up to a maximum annual value of $150,000. The number of RSUs granted is determined by dividing the dollar amount of the grant by the fair value per common share on the grant date. The RSUs vest in thirds over three years, and, upon vesting, can be redeemed by the holder for cash or common shares at the sole election of the Board. While an RSU is outstanding, an amount accrues in respect of each RSU equal to the aggregate amount paid by Crescent Point in dividends per common share, and is paid in cash upon the vest of the RSUs.
See Appendix A for details of the Restricted Share Bonus Plan.
ii.	Deferred Share Units

Each DSU represents a notional share of Crescent Point and the number of DSUs granted is determined by dividing the dollar amount of the grant by the fair value per common share on the grant date. When the director ceases to be a director of the company, the holder is paid the then current cash equivalent of the market price per common share as calculated in accordance with the DSU plan. While a DSU is outstanding, an amount accrues in respect of each DSU equal to the aggregate amount paid by Crescent Point in dividends per common share, and is paid in cash upon the vest of the DSUs.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

While our DSU plan allows for executive participation, no executive has received compensation in the form of DSUs since inception of the plan.
See Appendix B for details of the Deferred Share Unit Plan.
Compensation Plan Changes
The Board believes that it is appropriate for director compensation to reflect the industry downturn and shareholder experience and trend with executive compensation. As a result, effective 2017, Board compensation has been further decreased resulting in a total reduction of 27% compared to 2015, excluding the variable pay components of meeting fees and committee Chair retainers. Based on a comprehensive director compensation plan review, and after considering market data and governance trends in director pay, we also decided to re-balance the pay mix in 2017, increasing the relative weighting of cash compensation.
The following summarizes the changes made to the 'fixed' components of director compensation:
Note:
(1)For comparison purposes, director compensation is based on nine directors for the full year, which is not the case in prior years. It also excludes committee chair retainers and meeting fees.
				Annual Change		Total Change
Director Compensation Changes	2015 ($)	2016 ($)	2017 ($)	2015-16 (%)	2016-17 (%)	(%)	($)
Board Retainer – Cash
Chair	95,000	95,000	150,000	-	58	58	55,000
Other Board Members	30,000	30,000	50,000	-	67	67	20,000
Share-based Compensation – RSUs/DSUs
Chair	290,000	246,500	160,000	-15	-35	-45	-130,000
Other Board Members	240,000	204,000	143,000	-15	-30	-40	-97,000
Total Compensation(1)
Chair	385,000	341,500	310,000	-11	-9	-19	-75,000
Other Board Members	270,000	234,000	193,000	-13	-18	-29	-77,000

Note:
(1) Excludes committee chair retainers and meeting fees.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Director Retirement Vesting Program
Directors are eligible to participate in the Retirement Vesting Program ("RVP") whereby the unvested RSUs held by eligible directors (eligible directors being non-employee directors who have served on the Board for a continuous five year period, and have provided Crescent Point with at least one fiscal quarter's notice in advance of retirement) will continue to vest on the normal schedule upon retirement from the Board. For clarity, this program only applies to RSUs granted after the implementation of the policy; all other outstanding RSUs which have not vested at the time of retirement will be cancelled. New RSUs are not granted post-retirement.
We do not have a pension plan or other forms of retirement compensation for our directors.
Director Ownership Requirements
Non-employee directors are required to own at least ten times their annual cash Board retainer in common shares and DSUs. Further to the director compensation changes made in 2017, directors now have five years, instead of three, from their initial election or appointment to the Board to achieve the required level of ownership. Each member of the Board presently meets this requirement.
DIRECTOR COMPENSATION TABLES
Director Compensation Table
The following table provides a summary of compensation earned by Crescent Point's non-employee directors during 2016.
Name(1)	Annual Retainer Fees Earned		Meeting Attendance Fees Earned		Share-based Awards(2)		All Other Compensation ($)	Total ($)
	Board ($)	Committee Chair ($)	Board ($)	Committee Meetings ($)	RSUs ($)	DSUs ($)
Peter Bannister (Chair)	95,000	6,000	12,000	9,000	149,990	96,496	-	368,486
Rene Amirault	30,000	6,000	10,500	10,500	-	203,992	-	260,992
Laura A. Cillis	30,000	-	10,500	24,750	149,990	53,985	-	269,225
D. Hugh Gillard	30,000	3,808	11,250	24,000	149,990	53,985	-	273,033
Robert F. Heinemann	30,000	10,000	11,250	23,250	99,987	103,988	-	278,475
Mike Jackson	4,239	-	1,500	-	-	50,986	-	56,725
Barbara Munroe	24,395	-	7,500	13,500	149,990	53,985	-	249,370
Gerald A. Romanzin	30,000	12,500	11,250	9,000	101,996	101,996	-	266,742
Gregory G. Turnbull	30,000	2,192	10,500	6,750	-	203,992	-	253,434

Notes:
(1)	Scott Saxberg does not receive compensation for his role as a director.
(2)
Amounts reflect the grant date fair value of RSUs and DSUs, computed in accordance with International Financial Reporting Standards 2 Share-based Payment ("IFRS 2"). Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements. Director RSU grants vest in thirds over three years. In accordance with IFRS 2, the fair value of the RSUs is amortized in the financial statements over the applicable vest period. The DSUs vest on grant date and are immediately recognized in the financial statements in accordance with IFRS 2.

Share-based Awards – Value Vested or Earned During the Year
The share-based awards value vested during the year reflects the value of vested RSUs, vested DSUs and dividend equivalent amounts earned on RSUs and DSUs. Vested RSUs are valued at the vest date fair value whereas DSU grants vest immediately and are valued at the grant date fair value. DSU dividend equivalent amounts are earned in the form of additional DSUs each quarter and are valued using the average quarterly common share price. The value vested for each of the non-employee directors during 2016 is as follows:
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Name	Option-based Awards – Value Vested During the Year ($)	Share-based Awards – Value Vested During the Year ($)		Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
		RSUs (1)	DSUs(2)
Peter Bannister (Chair)	-	68,686	117,292	-
Rene Amirault	-	-	216,459	-
Laura A. Cillis	-	52,483	58,684	-
D. Hugh Gillard	-	68,686	69,394	-
Robert F. Heinemann	-	50,910	111,158	-
Mike Jackson	-	-	56,725	-
Barbara Munroe	-	798	54,359	-
Gerald A. Romanzin	-	68,431	117,739	-
Gregory G. Turnbull	-	52,516	221,958	-

Notes:
(1)
Under the RSBP, while an RSU is outstanding, an amount accrues in respect of the RSU equal to the aggregate amount paid by Crescent Point in dividends per common share during the period ("Dividend Amounts"). During 2016, the Board elected to cause the company to pay out in cash the Dividend Amounts on all RSUs concurrently with the payment of the applicable dividends on the company's common shares. These amounts include all cash Dividend Amounts paid. Effective January 1, 2017, Dividend Amounts are no longer paid on RSUs held by directors until such RSUs vest.

(2)	These amounts include dividend equivalent amounts earned on DSUs.
Outstanding Share-based Awards and Option-based Awards
The future estimated payouts pursuant to outstanding RSUs and DSUs as at December 31, 2016 for each of the non-employee directors is noted in the table below, and are valued at $18.41 per common share, calculated as the 5-day volume-weighted average price ending December 31, 2016.
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested or paid out (#)(1)		Market or payout value of share-based awards that have not vested or paid out ($)
					RSUs	DSUs
Peter Bannister (Chair)	-	-	-	-	12,142	41,099	980,167
Rene Amirault	-	-	-	-	-	30,592	563,199
Laura A. Cillis	-	-	-	-	12,358	10,597	422,602
D. Hugh Gillard	-	-	-	-	12,143	29,738	771,029
Robert F. Heinemann	-	-	-	-	9,504	17,049	488,841
Mike Jackson	-	-	-	-	-	-	-
Barbara Munroe	-	-	-	-	7,910	2,868	198,423
Gerald A. Romanzin	-	-	-	-	9,611	32,290	771,397
Gregory G. Turnbull	-	-	-	-	3,462	40,419	807,849

Note:
(1)	Includes RSUs that have not vested and all DSUs due to the DSU terms of payout being when an individual ceases to be a director of Crescent Point for any reason.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Director Value at Risk
As at March 20, 2017, the Board held a total market value of securities of $14.8 million using a fair value of $14.15 per share. The following table provides the aggregate equity holdings of our non-employee directors as well as the total accumulated value of holdings.
Name	Equity Holdings (#)			Options	Total Accumulated Value ($)
	Common Shares	RSUs	DSUs
Peter Bannister (Chair)	568,229	12,142	41,099	-	8,793,801
Rene Amirault	16,370	-	30,592	-	664,512
Laura A. Cillis	9,661	12,358	10,597	-	461,516
D. Hugh Gillard	50,211	12,143	29,738	-	1,303,102
Robert F. Heinemann	8,764	9,504	17,049	-	499,736
Mike Jackson	21,500	-	3,090	-	347,949
Barbara Munroe	-	7,910	2,868	-	152,509
Gerald A. Romanzin	8,675	9,611	32,290	-	715,650
Gregory G. Turnbull	86,240	3,462	40,419	-	1,841,212

Other than as described below, no proposed director:
•
Is, at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company that, while that person was acting in that capacity,

-	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
-
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

-
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•
Has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Gerald A. Romanzin
Mr. Romanzin resigned from his position as a director of Porto Energy Corp ("Porto"), a company that has subsequently become subject to cease trade orders for failure to file periodic disclosure (interim financial filings). Mr. Romanzin resigned as a director of Porto on May 30, 2014, following the decision by Porto's directors and management to wind-down Porto's operations due to capital constraints. Cease trade orders against Porto were subsequently issued by the Alberta, British Columbia, Manitoba and Ontario Securities Commissions and the cease trade orders remain in effect.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Other Disclosure
Mike Jackson
From January 1, 2013 to April 30, 2016, Mr. Jackson held the position of Managing Director – Investment Banking, Scotiabank Global Banking and Markets ("Scotiabank GBM"). Scotiabank GBM, or its affiliates, provide banking, underwriting and merger and acquisition advisory services to Crescent Point and have also acted as counterparty to the company on certain hedging transactions. Since his retirement on April 30, 2016, Mr. Jackson has had no interest in, nor has he received any compensation in respect of, any transactions between Scotiabank GBM or its affiliates and the company.
BOARD STRUCTURE
Board and Committee Meetings
The following table outlines the number and overall attendance of the Board and committee meetings held during 2016. Individual director's attendance is provided in their respective profiles. Each Board, Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee and Reserves Committee meeting is either held entirely without members of management present or includes an in-camera session without management present.
Board/Committee	Total Meetings	Overall Attendance
Board	8	99%
Audit	4	100%
Compensation	11	100%
Corporate Governance and Nominating	5	94%
Environmental, Health and Safety	4	100%
Reserves	2	100%
Board Committee Membership
The following table outlines the Board committee Chairs and membership as at March 20, 2017.
Name	Audit	Compensation	Corporate Governance and Nominating	Environmental, Health and Safety	Reserves
Peter Bannister (Chair)	✓				Chair
Rene Amirault			✓	Chair
Laura A. Cillis	✓	✓		✓
D. Hugh Gillard	✓	✓	Chair
Ted Goldthorpe	(first election; will be assigned to committees following the AGM)
Robert F. Heinemann		Chair		✓	✓
Mike Jackson	(appointed to Board November 9, 2016 and will be assigned to committees prior to the AGM)
Barbara Munroe		✓	✓
Gerald A. Romanzin	Chair				✓
Scott Saxberg				✓
Gregory G. Turnbull			✓		✓

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Skills Matrix
The Corporate Governance and Nominating Committee ensures that the Board includes members with relevant experience and expertise so that the Board is able to effectively fulfill its mandate. As part of our ongoing Board renewal process, we continue to analyze this matrix as a means of facilitating the identification of properly qualified potential new candidates. The skills matrix below shows the experience and expertise that each director nominee brings to our Board.
Skill	Bannister (Chair)	Amirault	Cillis	Gillard	Goldthorpe	Heinemann	Jackson	Munroe	Romanzin	Saxberg
Professional Background
Accounting, Finance, Tax		✓	✓	✓	✓		✓		✓
Communications								✓
Economics / Business	✓	✓	✓	✓	✓	✓	✓		✓
Engineering / Technical	✓					✓				✓
Law and/or Regulatory								✓	✓
Marketing		✓		✓
Compensation / Human Resources			✓	✓		✓		✓
Transportation Industry								✓
Management Role
Active CEO / CFO / Senior Executive		✓			✓			✓		✓
Former CEO / CFO / Senior Executive	✓		✓	✓	✓	✓		✓	✓
Business Owner / Entrepreneur	✓	✓		✓	✓					✓
Business Advisor	✓	✓		✓	✓	✓	✓			✓
Managing Partner					✓		✓
Business Segments
Oil and Gas	✓	✓	✓	✓	✓	✓	✓	✓		✓
International Oil and Gas			✓		✓		✓			✓
Financial Services / Investment / Banking					✓		✓
Law / Regulatory								✓	✓
International Commerce					✓		✓
Specific Representations
Academics						✓
Environmental		✓				✓				✓
Corporate Governance		✓	✓	✓		✓		✓	✓
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Strategic Management	✓	✓	✓	✓		✓	✓		✓	✓
Continuing Education
Each director is responsible for keeping informed on the company and developments in the industry. Executives and/or other members of Crescent Point's leadership team assist by providing updates on technical advancements, new resource plays, regulatory changes and economic developments facing our business. Our CEO, other executives and/or other members of the management team also regularly communicate with members of the Board on developments in the business, progress towards achieving established goals and other relevant topics. These presentations, meetings and discussions serve to increase the Board's knowledge of the company and our business, and assist the Board in the execution of its duties.
Crescent Point also promotes continuing education of our directors by our corporate membership in the Institute of Corporate Directors ("ICD"), an organization which fosters excellence in directors to strengthen the governance and performance of Canadian businesses.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Below is a table outlining the continuing education activities engaged in by our Board members during 2016:
Topic	Month	Prepared / Hosted by	Who Attended
Focus on Audit Committee	January	Deloitte	Cillis
Reviewing the Annual D&O Checklist	February	ICD/AON	Munroe
Ensuring Boards get Value from Internal Audit	March	ICD	Cillis
2016 Audit Trends	April	ICD	Cillis
Shareholder Engagement	April	ICD	Cillis
2016 Proxy Season: The Key Compensation Takeaways	June	ICD	Cillis
Executive Compensation	June	Hugessen	Gillard
Board Evaluation: Quest for Best Performance	September	ICD	Cillis Gillard
Institute of Corporate Directors – Directors Education Program (modules 1 and 2 of 4)	September November	ICD	Saxberg
Audit Committee Considerations	October	Deloitte	Romanzin
Deloitte 360 Conference (crisis management, human capital and accounting standards)	October	Deloitte	Cillis Romanzin
Energy Market Update	October	First Energy	Bannister
Extractive Sector Transparency Measures Act Seminar	October	PWC	Romanzin
HRCC - Readiness for Year-end Decisions	October	ICD	Cillis
Executive Compensation Disclosure for Corporate Secretaries	October	Governance Professionals of Canada	Munroe
Disclosure and Governance Seminar	November	McCarthy Tétrault	Romanzin
Alcohol & Drug Testing – Developments in Canadian Law	November	Dentons LLP	Munroe
Duties of Directors	November	LEXPERT	Munroe
Canadian Public Company Financial Reporting	December	CPA	Cillis

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Crescent Point has a corporate liability insurance policy for our D&O through a syndicate of insurers led by Chubb Insurance Company of Canada. This insurance carries a $200,000,000 aggregate limit and provides coverage from June 1, 2016 to June 1, 2017; the policy premium for this period is $1,082,730. We plan to renew this policy on or before June 1, 2017.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

This Executive Compensation Discussion and Analysis ("CD&A") describes our compensation plan, the changes we made in 2016, performance and achievements, and NEO compensation for the year ended December 31, 2016. You can find detailed information on the following pages:

LETTER TO SHAREHOLDERS
To Our Fellow Shareholders:
At Crescent Point, we believe an effective compensation plan enables all stakeholders to measure executive pay and performance against meaningful metrics indicative of the company's success. To this end, our compensation must give significant consideration to the long- and short-term returns of our shareholders.
Since last year's say-on-pay vote, we took immediate action to better align our compensation plan with our common share performance. We engaged our shareholders, proxy advisory firms, compensation consultants and our management team and asked for their feedback.
As a result of our engagement process, we changed our compensation plan to appropriately respond to both out-performance and underperformance in the execution of our business strategy. We also simplified the plan and disclosure so that it is more easily understood, leading to a new approach that is aligned, accountable and simple. Significant changes were made to CEO compensation, resulting in a 50% reduction in 2016.  In addition, the Board's 2017 compensation has been reduced by an additional 16%, or a 27% reduction since 2015.
We heard you and we are responding.
Changes to our Compensation Plan

Crescent Point made significant plan changes in 2016 and we expect full transition to our new long-term incentive compensation structure over the next year. As in the past, we will continue to ensure that a majority of executive compensation is at-risk and share-based.
In 2016, we simplified our compensation plan to four components: salary, STIP, RSUs and LTIP. We bolstered our STIP scorecard emphasizing fewer metrics and aligning them with our business strategy in four key areas: financial, operational, efficiency and competitiveness. We eliminated our short-term Performance Share component, which was a performance-granted award, and transferred some of the metrics to the new STIP scorecard. The calculation of our LTIP was also simplified, but the 2016 metrics remaining unchanged: 75% based on relative Total Shareholder Return ("TSR") and 25% on Production per Share Growth plus Yield ("PPSG+Y").
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

In 2017, we will continue our transition by replacing the LTIP component with a more traditional Performance Share Unit ("PSU") plan, which is a performance-vested award. PSUs will be notional grants of share-based compensation units for which the vest quantity is dependent on corporate performance over the following three year measurement period. As a result of shareholder feedback, our 2017 PSU metrics will include a new return metric, return on Drilling and Completions ("D&C") capital, a measure that is the foundation to efficient capital allocation and, ultimately, portfolio optimization. The return on D&C capital will be calculated at the well level using actual costs and third-party engineering reserves and price deck. As a result, the new PSU metrics will be weighted 50% to relative TSR, 25% to PPSG+Y and 25% to return on D&C capital.
Our redesign process has required support and input from all stakeholders to achieve effective and transparent alignment. We are thankful to our shareholders and management team for their continued engagement throughout the process and appreciate our shareholders' willingness to provide us with their insight. As part of our simplification process, we have also worked to provide shareholders with a clear and concise summary of our compensation plan. We hope this more concise and easy-to-read disclosure allows for better understanding of our executive compensation plan and how it's evolving.
We are confident that our changes clearly and effectively address shareholder concerns and support the continued successful execution of our business strategy. 2016 CEO Performance and Compensation
2016 CEO Performance and Compensation

The Board believes the following changes to Mr. Saxberg's 2016 compensation are aligned with shareholders while giving Mr. Saxberg due credit for the company's many achievements during a challenging year of low commodity prices and difficult equity markets. Mr. Saxberg's compensation was reduced by 50% compared to 2015 and reflects actual metric achievements as well as the exercise of negative Board discretion to reflect the company's cost reduction measures and improve alignment with peers in the current low commodity price environment. His salary was reduced, the Performance Share component was eliminated, negative Board discretion was applied to his STIP award and RSU grants, and LTIP metric achievement was low.
Crescent Point's people, values and strategy continues to set the company up for success. The company operates in a lean and efficient manner through financial discipline and is committed to its strong corporate governance culture. The company is technology-focused as evidenced by the development of a new waterflood technology that has shown an increase in water injectivity. Crescent Point also prioritizes learning and development and promotes from within, has a strong culture (with over 90% of staff recommending Crescent Point as a great place to work and being inspired to give their best) and is passionate about giving back to communities. Since inception, we have donated over $20 million to the communities in which we operate. We also hold the environment, and the health and safety of our employees and communities paramount, having contributed $175 million since inception to a fund dedicated for environmental clean-up, emissions reduction and end-of-life abandonment.
Mr. Saxberg's decisions and achievements increased Crescent Point's long-term growth potential and sustainability. Examples of the company's operational excellences for 2016 include:
✓	Increased 2P net asset value per fully diluted share by 12%, or approximately $3 per share, from the prior year based on same price decks
✓	Encouraging initial pilot results from ICDWS technology system which could increase recovery over time
✓	Added 1,000 new internally identified drilling locations that could potentially add 200,000 boe/d of production
✓	Success in new play development
✓	Reserves growth with low F&D costs of $7.02 per boe generating a recycle ratio of 3.2x
✓	A strengthened and protected balance sheet with its equity offering for gross proceeds of ~$650 million
✓	Improved operating and capital cost structure
✓	Annual production ahead of guidance with capital expenditures on budget

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Mr. Saxberg's 2015 and 2016 compensation is summarized below:
$mm	2015	2016	Change
Salary(1)	1.15	0.98	-15%
STIP	0.95	0.90	-5%
Performance Shares	1.00	-	-100%
RSUs	3.00	1.88	-37%
LTIP	2.71	0.64	-76%
Total	8.81	4.40	-50%

Note:
(1)	2016 salary is $0.9 million (2015: $1.0 million); amounts presented include 6% savings and health benefits

Outlook

Crescent Point is poised for continued success. We entered 2017 focused on per share growth and maximizing shareholder returns. We are forecasting an exit production rate of 183,000 boe/d, resulting in organic growth of approximately 10% per share. Our 2017 budget is expected to generate a total payout ratio of 91% based on a US WTI price of $55/bbl. Priorities for 2017 include accelerating new plays in the Uinta and Williston basins, continuing to test new technologies such as the ICDWS, reviewing non-core asset disposition opportunities, managing risk through our ongoing disciplined hedging program and maintaining balance sheet strength to provide financial flexibility.
The transition to our new compensation plan will take full effect over the next year. It will further enhance shareholder alignment and comparability to peers while enabling the company to attract and retain the highest caliber executives. In addition to our compensation plan improvements, we have incorporated shareholder feedback into our corporate messaging and governance. We are making efforts in 2017 to further improve investor engagement and are planning additional outreach from our Board members. We are committed to prioritizing the interests of our shareholders and encourage and value your feedback.
Thank you for your support, trust and continued interest in the ongoing success of Crescent Point. For further information about the company or our compensation plan, please direct questions to:
Mail:
Crescent Point Energy Corp.
Attention: Investor Relations
2000, 585 8th Avenue SW
 Calgary, Alberta T2P 1G1
Email:
 investor@crescentpointenergy.com
Phone:
1-855-767-6923 (toll-free in North America)
 403-767-6959
After reading the full CD&A, we encourage our shareholders to vote FOR our advisory vote on executive compensation.
Robert F. Heinemann
 Chair, Compensation Committee

 Submitted on behalf of the Compensation Committee comprised of myself, Laura A. Cillis, D. Hugh Gillard and Barbara Munroe.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

EXECUTIVE COMPENSATION PLAN DESCRIPTION
Named Executive Officers
This CD&A describes our compensation philosophy, governance practices and executive compensation decisions made by the Board in 2016 for our Named Executive Officers (collectively, our "NEOs") who, as at December 31, 2016, were as follows:

Mr. Scott Saxberg, President and Chief Executive Officer
Mr. Kenneth Lamont, Chief Financial Officer
Mr. C. Neil Smith, Chief Operating Officer
Ms. Tamara MacDonald, Senior Vice President, Corporate and Business Development
Mr. Ryan Gritzfeldt, Vice President, Marketing and Innovation
Compensation Philosophy
Our compensation philosophy is to pay for performance. Accordingly, our executive compensation plan is designed to focus our efforts on both long- and short-term strategically aligned initiatives. Company performance is assessed through a number of metrics and goals that the Board has determined are key to ensuring our long-term success. Our pay-for-performance philosophy is demonstrated in our executive compensation plan that is:

Aligned – incentive pay metrics are aligned with business strategy and are designed to be consistent with corporate performance and the experience of our shareholders;
Accountable – rigorous performance metrics are set each year with no payout if targets are not met, and final achievements are fully disclosed; and
Simple – fewer compensation components, heavier weight to at-risk pay, and 'plain language' disclosure to promote understanding.
We believe our continued success depends on the leadership of a results-focused executive team who embody an entrepreneurial spirit. Our goal is to deliver solid and sustainable returns for our shareholders by attracting, rewarding and retaining high-caliber executives.
Our plan is structured with low fixed pay so that total compensation has a strong sensitivity to performance. We believe this ensures alignment with our shareholders and offers meaningful participation in the upside during times of strong performance and curtails in times of underperformance.
Compensation Plan Changes
In response to our 2016 say-on-pay advisory vote and feedback received during our ongoing shareholder engagement, we performed a comprehensive compensation plan review and made significant changes to address shareholder concerns. Our improved compensation plan addresses CEO pay quantum and provides a clear link to our business strategy and corporate performance.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

The following table summarizes the shareholder concerns we heard and how we addressed them. More details can be found in sections: 'STIP Achievement', '2016 NEO Compensation', 'Looking Ahead to 2017' and 'Shareholder Engagement'.
What We Heard	What We Did
Stronger pay-for-performance
• CEO pay reduced by 50%.  Each pay component was reduced due to either actual metric achievements or the exercise of Board discretion to improve alignment with peers and reflect the company's cost reduction measures in the current low commodity price environment.
• Rigorous STIP goals aligned with business strategy in four key areas: financial, operational, efficiency and competitiveness
• Strict performance targets with no payout if targets not met

Simplify the plan
• Simplified 2016 compensation plan to be comprised of:
1. Salary
2. Short Term Incentive Plan
3. Long Term Pay:
a) Restricted Share Units
b) Long Term Incentive Plan
• 2016's short-term Performance Share component was eliminated; CEO's $1 million pay opportunity was not redistributed
• 'Plain language' disclosure to promote understanding
• In 2017, we will transition from our performance-granted LTIP component, in which the grant and vest quantity are equal since it is based on past performance, to a more traditional PSU plan, where the vest quantity is dependent on future corporate performance; our adoption of a PSU plan provides enhanced comparability to our peers
• Continue to monitor market trends and shareholder feedback

No dividends on unvested RSUs	• Dividends only paid on vested RSUs for executives and directors effective January 1, 2017
Internal pay inequity	• CEO to other NEO pay ratio has been addressed
Compensation Plan
Our philosophy of paying for performance and rewarding the execution of strategic initiatives is supported through an executive compensation plan that targets a pay mix of:

•	~30% of total compensation in cash (salary + STIP);
•	≥50% of total compensation subject to performance metrics (STIP + LTIP); and
•	>50% of Long Term Pay subject to performance metrics (LTIP).

Share-based compensation is the foundation of our pay-for-performance philosophy and as such, salaries are targeted to be low relative to our peers, with upside potential provided by the short-term and long-term pay components. This structure ensures we align with shareholder interests over the long-term as it is weighted to at-risk pay.

We do not have a pension plan.

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

The Board is focused on ensuring executive compensation is fair and reflective of corporate and personal performance. Our 2016 executive compensation plan is comprised of:

Salary

 Salary provides a fixed level of income commensurate with the executive's role and responsibilities and is set considering peer market data. Executives also earn 6% of salary as savings. Salaries are reviewed annually and adjustments can be made for inflation and other market conditions.

Short Term Incentive Plan

 Our short-term pay component, STIP, is a cash award used to provide clear motivation to focus on strategically- aligned metrics and goals that can be measured annually. The award reflects the achievement of specific metrics that are based on a rigorous bottom-up budgeting process, or in the case of our competitiveness goals, is a detailed list of controllable projects proposed by a cross-functional committee of managers, with executive input and monitoring, oversight by the Compensation Committee and approval by the Board.

The four equally-weighted performance categories used to determine the 2016 STIP awards are:
STIP Category Metric / Goal Financial funds flow per share total payout ratio annual debt to cash flow Operational Nil payout on metric if target is not achieved annual production operating expenses per boe H&S performance Efficiency • D&C cost reduction recycle ratio G&A expenses per boe Competitiveness Requires threshold achievement of 75% to trigger payout strategic and technical initiatives business process improvements culture and communication goal
The STIP award target is one times salary, however, payout is nil if a metric's target is not achieved. The competitiveness goals require an aggregate 75% achievement level to trigger payout. Meeting stretch targets for the financial, operational and efficiency goals creates an additional payout opportunity of up to an extra 25% of salary if all stretch goals are met.
See the 'STIP Achievement' section of this information circular for 2016's detailed scorecard.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Long Term Pay

Our long-term pay consists of two share-based compensation components awarded in the form of Restricted Shares. See Appendix A for details of the Restricted Share Bonus Plan.

i.	Restricted Share Units

RSUs are a means to enhance executive-shareholder alignment over time. Grant amounts are determined based on the executive's role and responsibilities, comparative market data and corporate and personal performance. RSU grants vest in thirds over three years.

ii.	Long Term Incentive Plan

LTIP is a means to align incentive pay with specific corporate results measured over three years. LTIP metrics and peers are approved by the Board for the beginning of the 3-year measurement period and are performance-granted with vesting at the end of the 3-year measurement period. The three LTIP metrics used to determine the 2016 award are:

Metric	Weighting
TSR relative to Adjusted Equal Weight peers	50%
TSR relative to Adjusted Capped Energy peers	25%
PPSG+Y relative to board approved targets	25%

See 'Performance Peer Group' section of this information circular for a detailed list of 2016 peers.

A multiplier is applied to each metric depending on the level of achievement. A step approach in the multiplier has been incorporated to provide a payout more responsive to achievement: payouts are zero/lower in times of poor/moderate performance and higher in times of stronger performance.

Achievement	LTIP Achievement Multiplier
< P33	No payout
P33 – P50	24.75% - 37.5% (linear to achievement level)
P51 – P75	75% - 112.5% (linear to achievement level)
> P75	150% (subject to Board discretion)

PPSG+Y is calculated based on the growth in production per share during the 3-year period plus the yield from the dividends paid during that time as a percentage of the opening common share price. The PPSG+Y calculation is benchmarked to Board-approved targets at CAD WTI of $70-80/bbl as follows:
PPSG+Y Result	Percentile Achievement
12%	P33
19%	P50
30%	P75

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

The LTIP award is dependent on the executive's LTIP base (derived from salary considering seniority and personal performance) and the achievement level of each metric, as follows:

See the 'LTIP Achievement' section of this information circular for 2016 achievements. Pursuant to our executive compensation plan redesign, 2016 was the last year for our LTIP component; a discussion of the transition to a more traditional PSU plan can be found in the 'Looking Ahead to 2017' section of this information circular.
Board Discretion
The Board retains discretion over all compensation matters and is used to ensure executive compensation levels reflect our compensation philosophy, are reflective of corporate performance and market conditions, and are aligned with shareholder experience. In 2016, the Board applied discretion by reducing the CEO's salary, STIP and RSU awards, as well as eliminating the short-term Performance Share component for all executives. The Board's use of discretion in 2016 reflects the company's cost reduction measures and improves alignment with peers in the current low commodity price environment. Refer to the 'CEO Compensation' section of this information circular for more information.
Benchmarking
We benchmark compensation and corporate performance to industry peers. The 2016 peer group constituents and the rationale for selection are outlined below. Each year, management and the Compensation Committee analyze various characteristics of industry peers to compile a relevant peer group for benchmarking. Ultimate approval rests with the Board.
Compensation Peer Group
Our compensation peer group was deliberated at length during the compensation redesign process. It is intended to reflect oil and gas companies with which we compete for top talent and are similar to Crescent Point in terms of size (production), complexity or location of operations. In compiling the peer group, we also take into account whether peer candidates consider Crescent Point a peer. See below for the constituents of the compensation peer group.
Performance Peer Groups
Performance peer groups are used for the relative TSR metric in the LTIP component and are selected from the constituents of two S&P/TSX energy indices. The peers are determined at the beginning of the 3-year measurement period and limited to oil and gas exploration and production ("E&P") companies within the indices. Pipeline and service companies are excluded because they have a different business model and unique associated risks. We believe that deriving our performance peer groups from defined indices is optimal because it reduces subjectivity in peer selection while providing transparency and comparability.
The first peer group consists of E&P companies in the S&P/TSX Equal Weight Oil and Gas Index as at December 31, 2013 (the "Adjusted Equal Weight" peer group). The companies in this index are members of the TSX60. We believe it is appropriate to compare ourselves to other large market capitalization companies we compete against for capital.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

The second peer group consists of all E&P companies in the S&P/TSX Capped Energy Index as at December 31, 2013 with a market capitalization over $1 billion (the "Adjusted Capped Energy" peer group). We exclude E&P companies below a $1 billion market capitalization to ensure we are benchmarking against peers with more comparable asset bases, operations and risk/return practices.
Below are our 2016 compensation and performance peer groups:

	2016 Compensation Peer Group	Performance Peer Groups used for the 2016 LTIP (2014 – 2016 measurement period)
Company		Adjusted Equal Weight	Adjusted Capped Energy
ARC Resources Ltd.	✓	✓	✓
Athabasca Oil Corporation			✓
Baytex Energy Corp.	✓		✓
Bellatrix Exploration Ltd.			✓
Birchcliff Energy Ltd.			✓
Bonavista Energy Corporation			✓
Bonterra Energy Corp.			✓
Canadian Natural Resources Limited	✓	✓	✓
Cenovus Energy Inc.	✓	✓	✓
Encana Corporation	✓	✓	✓
Enerplus Corporation	✓	✓	✓
Freehold Royalties Ltd.			✓
Gran Tierra Energy Inc.			✓
Husky Energy Inc.	✓	✓	✓
Imperial Oil Ltd.		✓	✓
Lightstream Resources Ltd.			✓
MEG Energy			✓
Paramount Resources Ltd.			✓
Pengrowth Energy Corporation			✓
Penn West Petroleum Ltd.		✓	✓
Peyto Exploration & Development Corp.	✓		✓
Raging River Exploration Inc.			✓
Seven Generations Energy Ltd.	✓
Suncor Energy Inc.		✓	✓
Surge Energy Inc.			✓
Tourmaline Oil Corp.	✓		✓
Trilogy Energy Corp.			✓
Vermilion Energy Inc.	✓		✓
Whitecap Resources Inc.	✓		✓
Total	12	9	28

Annual Compensation Review Process

Our annual compensation review process is a methodical process and involves our management, CEO, Compensation Committee and external compensation advisors, as warranted, with ultimate decision-making lying with the Board.

Below is a summary of the role each party plays in our executive and director compensation review process:
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Management

Management monitors governance and industry trends, proposes amendments to pay plans and practices, analyses market compensation data, proposes goals and metrics that align with our corporate strategy, and provides progress reports on goal and metric achievement levels, all reported to the CEO for consideration.

CEO
The CEO considers management's work and proposals discussed above, and in addition, sets and monitors individual executive goals ensuring continued strategic alignment as market conditions change. He also reviews market data along with base and incentive compensation, and makes recommendations on compensation levels for his direct reports. All executive compensation matters are reported to the Compensation Committee for their consideration.

Compensation Committee
The Compensation Committee reviews all compensation matters before recommending approval by the Board. As such, the Compensation Committee oversees compensation philosophy, strategies, policies and practices for all executive and staff, and considers any related risks. It also keeps abreast of industry pay plans and ensures the company follows sound compensation governance practices, including engaging with shareholders on compensation maters. The annual pay cycle entails reviewing proposed corporate goals and metrics for rigor and strategic alignment and assessing their ultimate achievement, reviewing all aspects of CEO pay, as well as reviewing the CEO's pay recommendations for his executive team.

The Board, Compensation Committee and Mr. Saxberg agree on his individual goals at the beginning of each year, and the Committee assesses the CEO's achievement of these goals along with the other corporate goals and metrics contained in the incentive pay plans, considering the overall company performance in context of the market.

The Compensation Committee's executive compensation recommendations are presented to the Board for final approval and the Board exercises its discretion to adjust executive compensation when appropriate.

External Compensation Advisor

External advisors are engaged as needed to provide independent advice. In early 2016, the Compensation Committee retained Hugessen Consulting Inc., an independent compensation consultant, to report on peer compensation plans and provide feedback on compensation plan alternatives being considered by the company. We also participate in and use the Mercer Total Compensation Survey, administered by Mercer (Canada) Limited, for purposes of benchmarking executive and employee compensation.

A summary of compensation consultant fees paid in 2015 and 2016 is outlined below.

($)	2015	2016
Hugessen Consulting Inc.	-	113,926
Mercer (Canada) Limited	16,607	10,440
Total consultant fees	16,607	124,366
Board

The Board is responsible for determining the compensation strategies of Crescent Point and oversees the risks associated with our compensation policies and practices. The Board has final decision-making authority on all compensation matters.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Compensation Risk Management
Our compensation framework includes a number of policies and practices designed to prevent inappropriate or excessive risk-taking as described below:
Formal review and decision-making process: We follow a consistent annual compensation review process with regular and ad-hoc Compensation Committee meetings as required. All elements of executive compensation are reviewed by the Compensation Committee and approved by the Board.
Benchmarking: We use industry data to understand market practices and assess the competitiveness and appropriateness of our compensation plan.
Independent advice: We use external advisors, including compensation consultants and other experts, as required.
Focus on long-term performance: The proportion and nature of our share-based compensation incents our team to create long-term shareholder value.
Anti-hedging policy: We prohibit our officers and directors from participating in speculative activity intended to offset a decrease in the market value of our common shares.
Clawback policy: Crescent Point is able to recover compensation in certain circumstances, including but not limited to, where fraud, willful misconduct or breach of fiduciary duty have occurred.
Discretion: The Board retains the ability to amend the compensation plan and/or awards to ensure alignment with personal and corporate performance and shareholder experience; the Board has exercised this discretion in 2016.
Business strategy: 'Manage Risk' is a key component of our business strategy, and we have strong risk management policies that protect all facets of our business.
Financial oversight: We encourage our directors to have joint committee membership on the Audit and Compensation Committees.
The Compensation Committee and Board have reviewed our executive compensation framework for risk and have not identified any policies, practices, plans or conditions that would be reasonably likely to have a material adverse effect on our business.
Clawback Policy
Our clawback policy applies to all grants made pursuant to our RSBP and DSU plan since March 11, 2014. Under the policy, any compensation, paid or payable to an employee, executive or director which is subject to recovery under any law, government regulation, order or stock exchange listing requirement, will be subject to deductions and clawback (recovery) as required.
In addition, if the Board determines, acting reasonably, that an employee, executive or director has engaged in conduct that is sufficiently detrimental to the company, either during or after the end of his or her employment, the Board may, at its sole election, terminate any incentive compensation payable that has not yet vested or been paid. Under the clawback policy, detrimental conduct includes, but is not limited to, participating in transactions involving Crescent Point and our suppliers which were under way, contemplated or under consideration at the time of termination or departure, disclosing confidential information, making inappropriate or defamatory comments about Crescent Point or breaches of the material provisions of any of our internal policies, including our Code of Business Conduct and Ethics.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

2016 PERFORMANCE AND METRIC ACHIEVEMENTS
Corporate Performance
To determine executive compensation levels, the Compensation Committee and Board consider incentive plan achievement levels, the overall performance of Crescent Point and the individual performance of each executive. In 2016, we took bold steps to ensure we remained well-positioned during ongoing oil price weakness and volatility. Highlights of our corporate achievements during 2016 include:
✓	Annual production ahead of guidance with capital expenditures on budget
-	Spent less than funds flow from operations, resulting in a total payout ratio of 89%
✓	Reserves growth with low F&D costs of $7.02 per boe generating a recycle ratio of 3.2x
-	16% of organic 2P reserves attributed to waterflood projects; the fourth consecutive year independent evaluators have recognized tight rock waterflood reserves additions
✓	Improved operating and capital cost structure
-	Operating costs per boe 8% lower than initial budget
-	Continued to reduce capital costs per well, which are down ~40% since year-end 2014
✓	Operational execution
-	Added ~1,000 internally identified high-quality drilling locations including successful new play development in the Uinta and Williston basins*
-	Improved average drilling days in Williston basin and Shaunavon areas by 11% since 2015
✓	Success in new play development
-	Advanced Uinta geological knowledge and identified ~120 net internally identified horizontal drilling locations within the Castle Peak zone*
-	Expanded Flat Lake resource play and the development of a highly economic conventional zone
✓	Encouraging initial pilot results from ICDWS technology
-	Early results showing three times the amount of water injectivity compared to prior technology
✓	Strengthened balance sheet with equity offering for gross proceeds of ~$650 million
-	Lowered net debt to funds flow from operations ratio by more than 0.5x
✓	Increased 2P net asset value per fully diluted share by 12%, or approximately $3 per share, from the prior year based on same price decks
✓	Continued strong focus on safe operations and environmental stewardship
-	Built green energy team to evaluate projects and technologies to economically reduce emissions
o	Early pilot project identification on initiatives like flare gas to power and solar power
-	Continued investment in gas conservation and emission reduction projects
o	Infrastructure investment to reduce emissions intensity by over 15%
-	Continued ensuring the responsible use of water resources throughout operating areas
o	Fresh water usage effectively reduced to zero in one of our core operating areas
-	Contributed $175 million since 2001 to environmental clean-up, emissions reduction and end-of-life abandonment; ~$24 million set aside in 2017
-	Continued responsible management of our abandonment and reclamation program
o	From 2013 to 2016, ~700 heritage wells have been abandoned
-	Continued focus on safe operations with 358 safety meetings and 80 emergency response drills
✓	Submitted voluntarily to the CDP Climate Change Program and the CDP Water Program
* SEE FOOTNOTES INCLUDED IN THE BACK AS ENDNOTES
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

STIP Achievement
The following table outlines the 2016 STIP scorecard and final achievements, as approved by the Board.

STIP Category	Weight	Target	Stretch Target	Achievement	Payout Level
Financial Funds flow per share(1) ($/share) Total payout ratio (%) Annual debt to cash flow(1)	25%	≥ $2.84 ≤ 100 ≤ 2.89x	≥ $2.98 ≤ 90 ≤ 2.60x	$3.03 89 2.34x	11.1% 11.1% 11.1%
Operational Annual production (boe/d) Operating expenses per boe ($/boe) H&S performance (TRIF)	25%	≥ 165,700 ≤ $12.25 < 0.701	≥ 170,671 ≤ $11.03 < 0.666	167,764 $11.27 0.655	9.5% 10.6% 11.1%
Efficiency D&C cost reduction (% to prior year) Recycle ratio(2) G&A expenses per boe ($/boe)	25%	≥10 ≥ 1.0x ≤ $1.71	≥ 15 ≥ 1.25x ≤ $1.54	10 1.3x $1.61	8.3% 11.1% 10.0%
Competitiveness Strategic and technical initiatives Business process improvements Culture and communication	25%	Successful completion of initiatives	n/a	99.6%	24.9%
STIP ACHIEVEMENT LEVEL					118.8%
BOARD DISCRETION APPLIED (CEO ONLY)					-18.8%
ADJUSTED STIP PAYOUT LEVEL (CEO ONLY)					100.0%

Note:
(1)	Base targets and stretch targets were adjusted to reflect commodity prices during 2016.
(2)	Excludes changes in future development capital.

After a full assessment of the STIP scorecard, the final achievement level was determined to be 118.8%. All STIP categories achieved the minimum payout thresholds. The Board applied negative discretion to reduce the CEO's STIP award to 100% as a means of addressing CEO pay quantum. STIP allocations to the other NEOs were approved at 118.8% payout.
Individual STIP awards can be found in the '2016 NEO Compensation' section.
LTIP Achievement
The following table outlines the 2016 LTIP achievements, as approved by the Board.

LTIP Metric	Weighting	Target	Result	Percentile Achievement	Payout Level
TSR(1) relative to Adjusted Equal Weight Peers	50%	P50	TSR = -42%	P11	0
TSR(1) relative to Adjusted Capped Energy Peers	25%	P50	TSR = -42%	P39	29.25%
PPSG+Y	25%	19%	PPSG+Y = 17.8%	P47	35.25%

Note:
(1)The TSR is calculated for the 3 years ending December 31, 2016, not the annualized return.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

After a full assessment of the LTIP results and the level of individual performance contributing to the attainment of those goals, the Board approved LTIP awards to the NEOs at the final achievement level.
Individual LTIP awards can be found in the '2016 NEO Compensation' section of this information circular.
To further enhance our compensation plan's executive-shareholder alignment and comparability to peers, the LTIP component will be eliminated for 2017 and replaced with a more traditional PSU plan. The LTIP worked as intended in regards to aligning pay with relative corporate performance, and we will continue this alignment in the new PSU plan which will be performance-vested rather than performance-granted. Further information about the transition can be found in the 'Looking Ahead to 2017' section of this information circular.
2016 NEO COMPENSATION
The Compensation Committee and Board believes that Crescent Point's executive compensation program is aligned with our business strategy and the experience of our shareholders, accountable with rigorous performance metrics, and simple with fewer compensation components, while fairly incentivizing and rewarding management. The components of the program provide flexibility in rewarding exceptional performance in some areas, and at the same time, withholding rewards for underperformance in other areas. We hope that our shareholders support this approach and we encourage you to vote FOR our say-on-pay vote on executive compensation.
The role and responsibilities, 2016 performance highlights, total compensation history and 2016 actual pay mix for each of the NEOs is as follows:
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

SCOTT SAXBERG

President and Chief Executive Officer

Mr. Saxberg has overall responsibility for the vision behind our business strategy. He has been with the company since inception in 2001 and is a key driver behind our operational focus, growth plans and risk management, and is accountable for creating long-term, sustainable value for our shareholders.
In 2016, Mr. Saxberg led the company to achieve one of its best years operationally. The company successfully managed through a low commodity price environment and exited the year with an even stronger long-term growth profile. Crescent Point exceeded its 2016 annual production guidance on budget and grew reserves at one of its lowest F&D costs in its history. Under Mr. Saxberg's leadership, the company developed new resource plays, which resulted in approximately 1,000 new internally identified drilling locations* and advanced a new waterflood system that has demonstrated increased water injectivity. The company's lower cost structure and improved financial liquidity during 2016 further protected shareholders in the event of lower commodity prices. Crescent Point's strong execution during 2016 has resulted in a 2017 budget that is expected to deliver exit production of 183,000 boe/d, or organic growth of 10% per share.
Mr. Saxberg's 2016 compensation was $4.40 million, representing a 50% reduction from 2015. All compensation components were reduced as a result of actual metric achievements and the exercise of negative Board discretion to reflect the company's cost reduction measures and improve alignment with peers in the current low commodity price environment. In recognition of his leadership and achievements throughout the year, the Compensation Committee and Board awarded Mr. Saxberg a STIP of $0.90 million, RSU value of $1.88 million and LTIP value of $0.64 million.
Mr. Saxberg's minimum share ownership is three times his salary of $900,000, or $2.7 million. He held 844,848 common shares with a total market value of $12.0 million as at the March 20, 2017 fair value of $14.15 per share, representing a multiple of salary of 13 times. Further details of his share ownership can be found in his director biography page.

Total Compensation ($mm)
6.59
3.00
2.71
-50%
Restricted Shares
2.17
1.97
0.92
1.00
0.64
2.68
3.25
3.00
3.00
1.88
0.97
0.95
0.90
Cash
0.34
0.39
0.46
0.52
1.09
1.15
0.98
2012
2013
2014
2015
2016

Total	5.58	12.79	8.98	8.81	**4.40**

Salary
STIP
RSUs
Performance Shares (short-term)
LTIP
At-risk

* SEE FOOTNOTES INCLUDED IN THE BACK AS ENDNOTES
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

KEN LAMONT

Chief Financial Officer

Mr. Lamont is responsible for all aspects of Crescent Point's finances as they relate to planning, reporting, treasury, tax and risk management. He also oversees investor and government relations as well as human resources. Mr. Lamont is key in supporting the company's business strategies including acquisition and divestiture activities. Prior to Mr. Lamont's promotion to Chief Financial Officer on January 1, 2016, he was Vice President, Finance and Treasurer.
Mr. Lamont's specific achievements in 2016 include the leadership role in protecting the company's sound balance sheet by implementing a dividend policy change and the issuance of equity to repay debt.  Further, he stewarded a successful renewal of the company's $3.6 billion credit facility, allowing Crescent Point to maintain its current $1.9 billion of liquidity. Mr. Lamont led a bondholder roadshow during 2016 including the company's private bond rating agency, the National Association of Insurance Commissioners. He also attended a significant number of capital market meetings and conferences, highlighting the company to analysts and investors.  Throughout 2016, Mr. Lamont provided executive support to the Board including the Audit, Compensation, and Corporate Governance and Nominating Committees.
Mr. Lamont's 2016 compensation was $1.81 million, a 7% reduction from 2015. In recognition of his leadership and performance he was awarded a STIP of $0.38 million, RSU value of $0.91 million and LTIP value of $0.16 million.

Total Compensation ($mm)

0.90
0.41
1.22
0.24
0.25
0.40
0.26
0.71
0.25
0.33
0.16
0.91
0.38
0.36
-40%
Restricted Shares
Cash
2014
2015
2016

	2014	2015	2016
Total	3.02	1.95	**1.81**

Actual Pay Mix
cash
share-based
20%
21%
50%
9%
at-risk
0%
25%
50%
75%
100%

The following table provides the securities held by Mr. Lamont valued at the March 20, 2017 fair value of $14.15 per share:
Securities Held	#	$
Common Shares	211,974	2,999,432
Restricted Shares	126,343	1,787,754
Total Securities Held	338,317	4,787,186

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

C. NEIL SMITH

Chief Operating Officer
Mr. Smith is responsible for Crescent Point's production and development activities across our asset base. He is focused on maximizing opportunities within our top-tier plays, driving efficiencies, operational excellence and optimizing production to reduce costs and increase netbacks. Mr. Smith is also responsible for our Environmental, Health and Safety program.
Mr. Smith's focus continues to be achieving value-added growth through development of assets in a safe and capital-efficient manner. In 2016, Crescent Point continued its leadership in innovation with significant advancements in its completions techniques, fluid systems as well as its new ICDWS technology. Such innovations continue to allow Crescent Point to achieve higher reserve recoveries and improved efficiencies. Within a reduced capital budget, Crescent Point exceeded its production guidance, replaced its annual production in reserves growth and generated one of its strongest recycle ratios at 3.2 times.  Drilling efficiencies improved by over 11% in the past year along with continued improvements in capital and operating costs. Crescent Point's strategic asset base provides significant growth potential with over 23 billion barrels of oil-in-place and a low recovery to date.
Mr. Smith's 2016 compensation was $1.97 million, a 16% reduction from 2015. In recognition of his leadership and performance he was awarded a STIP of $0.43 million, RSU value of $0.95 million and LTIP value of $0.19 million.

Total Compensation ($mm)
1.03
0.48
1.62
0.27
0.33
0.45
0.30
0.87
0.31
0.40
0.19
0.95
0.43
0.40
-47%
Restricted Shares
Cash
2014
2015
2016
Total
3.73
2.33
1.97

Actual Pay Mix
cash
share-based
21%
22%
48%
9%
at-risk
0%
25%
50%
75%
100%

The following table provides the securities held by Mr. Smith valued at the March 20, 2017 fair value of $14.15 per share:
Securities Held	#	$
Common Shares	395,027	5,589,632
Restricted Shares	158,867	2,247,968
Total Securities Held	553,894	7,837,600

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

TAMARA MACDONALD
Senior Vice President, Corporate and Business Development

Ms. MacDonald is responsible for corporate and business development activities including strategy and portfolio management, acquisition opportunities, expansion into new and/or complementary plays, divestment initiatives, and representation of Crescent Point's interests in operated and non-operated joint ventures. Prior to Ms. MacDonald's promotion to Senior Vice President, Corporate and Business Development on January 1, 2016, she was Vice President, Land and Corporate Development.
Ms. MacDonald is the driving force behind our land negotiations, deals and acquisitions for Crescent Point. Ms. MacDonald focuses on acquiring and consolidating acreages and assets in our key resource plays within the Williston basin, southwest Saskatchewan and the Uinta basin, as well as disposing non-core assets. In 2016, Ms. MacDonald closed over $275 million of acquisitions in Canada and the US. This included the strategic core consolidation in the Flat Lake area, which added approximately 300 high-quality net drilling locations, with significant growth potential.
Ms. MacDonald's 2016 compensation was $1.68 million, a 14% reduction from 2015. In recognition of her leadership and performance she was awarded a STIP of $0.37 million, RSU value of $0.79 million and LTIP value of $0.16 million.

Total Compensation ($mm)

0.89
0.41
1.34
0.24
0.28
0.40
0.26
0.65
0.27
0.36
0.16
0.79
0.37
0.36
-47%
Restricted Shares
Cash
2014
2015
2016

	2014	2015	2016
Total	3.16	1.94	**1.68**

Actual Pay Mix
cash
share-based
21%
22%
47%
10%
at-risk
0%
25%
50%
75%
100%

The following table provides the securities held by Ms. MacDonald valued at the March 20, 2017 fair value of $14.15 per share:

Securities Held	#	$
Common Shares	375,416	5,312,136
Restricted Shares	138,529	1,960,185
Total Securities Held	513,945	7,272,321
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

RYAN GRITZFELDT

Vice President, Marketing and Innovation

Mr. Gritzfeldt is responsible for marketing Crescent Point's production and executing the comprehensive commodity price risk management program and all commercial negotiations. In addition, he leads a new team focused on the advancement of innovation initiatives including the application of new technologies, processes and developments in green energy. Prior to Mr. Gritzfeldt's promotion to Vice President, Marketing and Innovation on January 1, 2016, he was Vice President, Engineering and Business Development East.
Mr. Gritzfeldt continues to focus on pricing optimization of the company's barrels in its core plays, specifically in Utah where the company's realized spot pricing as a percentage of WTI increased by over 10% in 2016.  Additionally, Mr. Gritzfeldt was responsible for adding approximately 19 million barrels of oil hedges at an average market price of approximately $70/bbl, a strategic price level that allows execution of the company's capital program in a low price environment.  Mr. Gritzfeldt also focused on fostering the company's innovative and entrepreneurial culture by introducing new concepts and technologies to ultimately drive cost reductions or increase reserve recoveries, and the ongoing development of the company's green energy strategy with pilot project identification to economically reduce emissions.
Mr. Gritzfeldt's 2016 compensation was $1.54 million, a 13% reduction from 2015. In recognition of his leadership and performance he was awarded a STIP of $0.34 million, RSU value of $0.75 million and LTIP value of $0.14 million.

Total Compensation ($mm)

0.76
0.35
1.73
0.19
0.24
0.37
0.21
0.66
0.23
0.29
0.14
0.75
0.34
0.31
-53%
Restricted Shares
Cash
2014
2015
2016

	2014	2015	2016
Total	3.27	1.76	**1.54**

Actual Pay Mix
cash
share-based
20%
22%
49%
9%
at-risk
0%
25%
50%
75%
100%

The following table provides the securities held by Mr. Gritzfeldt valued at the March 20, 2017 fair value of $14.15 per share:
Securities Held	#	$
Common Shares	175,539	2,483,877
Restricted Shares	120,678	1,707,594
Total Securities Held	296,217	4,191,471
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Common Share Performance

 We have generated strong total returns for our shareholders of 1378% since our 2001 inception. This compares to a total return of 238% for the Composite, 309% for the Equal Weight Oil & Gas Index and 183% for the Capped Energy Index. Our strong results over this time period have been driven by significant growth in production, reserves and net asset value per share. Since inception, Crescent Point has accomplished significant financial and operating results including:
•	Production growth to over 170,000 boe/d (approximately 30% CAGR since 2003)
•	Increased net asset value to over $24 per share (an increase of 238% since 2003)
•	Paid over $7 billion of dividends to shareholders
•	Built a strategic land base focused on top quartile light and medium oil weighted properties with significant growth potential
-	Approximately 4 million net acres of land with 23 billion barrels of original oil-in-place
-	Internally identified approximately 15,000 net potential drilling locations

Our relative share price performance in the last two years has been negatively impacted by the significant decline in global oil prices. Approximately 90% of our production is weighted to crude oil and crude oil liquids. Since the end of 2013, WTI prices have declined by approximately 45%, which negatively impacted our near-term financial results as well as investor sentiment among oil weighted producers. The majority of the companies in either the Equal Weight Oil & Gas Index or the Capped Energy Index had a lower average weighting to crude oil at 65% and 59%, respectively, in 2016.
For 2017, we are focused on executing organic growth and the development of our new plays. Our budget, which is fully funded within funds flow at current strip prices, is expected to result in exit production of 183,000 boe/d, or organic growth of 10% per share. We are also excited about the continued advancement and implementation of new technologies, such as our ICDWS, to further improve recoveries and efficiencies.
The following graph illustrates changes in total shareholder return during the 15 year period ending December 31, 2016, compared to three S&P/TSX indices, layering in fluctuations of WTI over that period. Crescent point is presently in the S&P/TSX 60.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

5-Year Common Share Performance

The following graph illustrates changes from January 1, 2012 to December 31, 2016, in cumulative shareholder return, assuming an initial investment of $100 on January 1, 2012 in common shares with all dividends reinvested, compared to three S&P/TSX indices.

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Shareholder Return vs NEO Total Compensation
The following graph shows the 5-year trend in our TSR versus NEO compensation. Total compensation for the calendar year is valued in two ways: reported value and realized/realizable vest value. The reported value is the amount disclosed in the Summary Compensation Table with Restricted Shares at grant date fair value. The realized/realizable vest value shows total compensation with the Restricted Shares at vest date value, or if the vest date is after the date of this information circular, at the March 20, 2017 fair value of $14.15 per share. This "look-back" at compensation demonstrates the comparison between actual pay and the intended pay at the time of granting. For Crescent Point, the difference between these two valuation methods is purely due to the movement in common share price between grant date and vest date; there has been no adjustment to any awards post original grant date because all awards are performance-granted.

In both valuation methods, total compensation has generally trended in line with our TSR, with the exception of 2016, showing a significant decrease in NEO compensation over the past four years.

Total Shareholder Return vs. NEO(1) Total Compensation
Compensation is presented in Reported Value and Realized/Realizable Vest Value
NEO Total Compensation ($ mm)
35
30
25
20
15
10
5
0
Total Shareholder Return
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
2012
2013
2014
2015
2016
NEO - Reported Value
NEO Realized/Realizable Value
Crescent Point Total Shareholder Return (1 year)

	2012	2013	2014	2015	2016
Crescent Point Total Shareholder Return (1 year)	-10%	14%	-22%	-35%	16%
Reported Value
CEO	5.6	12.8	9.0	8.8	4.4
Other NEOs	11.1	17.2	13.7	7.9	7.0
Reported Value Total	16.7	30.0	22.7	16.7	11.4
Realized/Realizable Vest Value
CEO	4.4	10.3	7.0	8.3	4.4
Other NEOs	8.4	13.3	8.0	6.9	6.3
Realized/Realizable Vest Value Total	12.8	23.6	15.0	15.2	10.7

Note:
(1)    Includes then current NEOs in each year presented.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

EXECUTIVE COMPENSATION TABLES
Summary Compensation Table
The following table provides a summary of compensation information for our CEO, CFO and the three most highly compensated executive officers of Crescent Point whose total compensation was more than $150,000 for the years ended December 31, 2016, 2015 and 2014.
Non-equity incentive plan compensation
Name and Position	Year	Salary ($)(1)	Share-based awards ($) (2)	Option based awards ($)	Annual incentive plans ($)	Long term incentive plans ($)	Pension value ($)	All other compensation ($) (3)	Total Compensation ($)
Scott Saxberg President and Chief Executive Officer	2016 2015 2014	954,000 1,122,378 1,081,885	2,528,842 6,714,976 6,919,468	- - -	900,000 950,000 969,000	- - -	- - -	21,855 22,941 8,676	4,404,697 8,810,295 8,979,029
Kenneth Lamont(4) Chief Financial Officer	2016 2015 2014	337,080 306,812 244,262	1,077,363 1,368,900 2,527,355	- - -	377,784 256,030 235,961	- - -	- - -	21,593 22,573 8,676	1,813,820 1,954,315 3,016,254
C. Neil Smith Chief Operating Officer	2016 2015 2014	381,600 380,382 320,128	1,137,488 1,616,346 3,135,061	- - -	427,680 313,500 271,272	- - -	- - -	22,890 23,599 6,542	1,969,658 2,333,827 3,733,003
Tamara MacDonald(5) Senior Vice President, Corporate and Business Development	2016 2015 2014	333,900 334,279 271,952	949,969 1,313,562 2,646,643	- - -	374,220 275,500 235,200	- - -	- - -	23,692 21,479 8,676	1,681,781 1,944,820 3,162,471
Ryan Gritzfeldt(6) Vice President, Marketing and Innovation	2016 2015 2014	299,980 281,061 226,468	892,273 1,236,114 2,839,710	- - -	336,204 231,800 195,333	- - -	- - -	10,887 13,905 8,605	1,539,344 1,762,880 3,270,116

Notes:
(1)	Amounts reflect salary plus 6% savings.
(2)
Share-based awards include Restricted Shares granted pursuant to our RSU, LTIP, and in 2014 and 2015, our Performance Share components of our compensation plan; see the '2016 NEO Compensation' section for more information. Amounts reflect the grant date fair value of the Restricted Shares, computed in accordance with IFRS 2. Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements. See the 'Compensation Plan' section for Restricted Share grant and vest provisions.

(3) All other compensation includes health benefits and parking.
(4) Mr. Lamont was promoted to Chief Financial Officer from Vice President, Finance and Treasurer on January 1, 2016.
(5)	Ms. MacDonald was promoted to Senior Vice President, Corporate and Business Development from Vice President, Land and Corporate Development on January 1, 2016.
(6)	Mr. Gritzfeldt was promoted to Vice President, Marketing and Innovation from Vice President, Engineering and Business Development East on January 1, 2016.

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Incentive Plan Awards – Value Vested or Earned During the Year
The share-based awards value vested during the year reflects all Restricted Shares that vested in 2016 and are valued at the vest date value. The non-equity incentive plan compensation value earned in the year reflects our STIP component.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($)
Scott Saxberg President and Chief Executive Officer	-	3,561,874	900,000
Kenneth Lamont Chief Financial Officer	-	1,085,406	377,784
C. Neil Smith Chief Operating Officer	-	1,357,087	427,680
Tamara MacDonald Senior Vice President, Corporate and Business Development	-	1,159,298	374,220
Ryan Gritzfeldt Vice President, Marketing and Innovation	-	1,012,251	336,204

Note:
(1)
Under the RSBP, while a Restricted Share is outstanding, an amount accrues in respect of the Restricted Share equal to the aggregate amount paid by Crescent Point in dividends per common share during the period. The Board elected to cause the company to pay out in cash the Dividend Amounts on all Restricted Shares concurrently with the payment of the applicable dividends on the company's common shares; the amounts reported above include all cash Dividend Amounts paid. Effective January 1, 2017, Dividend Amounts are no longer paid on Restricted Shares held by executives, including the NEOs, until such Restricted Shares vest.

Outstanding Share-Based Awards and Option-Based Awards
The future estimated payouts pursuant to outstanding Restricted Shares issued under our RSBP as at December 31, 2016 for each of the NEOs is noted in the table below, and are valued at $18.41 per share, calculated as the 5-day volume-weighted average price ending December 31, 2016.

	Option-based awards			Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#) (1)	Market or payout value of share-based awards that have not vested ($) (1)	Market or payout value of vested share-based awards not paid out or distributed ($)
Scott Saxberg President and Chief Executive Officer	-	-	-	-	454,165	8,361,178	-
Kenneth Lamont Chief Financial Officer	-	-	-	-	146,007	2,687,989	-
C. Neil Smith Chief Operating Officer	-	-	-	-	168,224	3,097,004	-
Tamara MacDonald Senior Vice President, Corporate and Business Development	-	-	-	-	143,967	2,650,432	-
Ryan Gritzfeldt Vice President, Marketing and Innovation	-	-	-	-	126,475	2,328,405	-

Note:
(1)	Excludes the share-based awards granted in 2017 pursuant to 2016 LTIP.

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

EXECUTIVE EMPLOYMENT CONTRACT
Employment Agreement
We do not have executive employment agreements in place with any of our NEOs other than our CEO.
The employment agreement with our CEO includes change of control provisions with a "double trigger", whereby in the event of a Change of Control (as defined in the agreement and summarized below) and upon termination of employment or for Good Reason (as defined in the agreement and summarized below), the CEO has the right to receive a lump sum payment (less required deductions) equal to 2.0 times the aggregate of his: (i) salary (for 2016 of $900,000 per year); (ii) 15% of his salary in lieu of lost benefits; and (iii) an amount equal to the average annual cash bonus (STIP) earned and recieved in the 3 financial years ended immediately prior to the termination of his employment.
The agreement defines a "Change of Control" as (i) the issuance to, or acquisition by, any person, or group of persons acting jointly or in concert of (A) more than 50% of our outstanding common shares; or (B) more than 33 1/3% of our outstanding common shares and the election or appointment by such person or persons of their nominees as a majority of the Board; or (ii) the sale of all or substantially all of the assets of Crescent Point. A Change of Control will not occur upon any amalgamation, merger, transfer or other arrangement which does not result in the CEO's termination of employment. In addition, the agreement defines "Good Reason" as, unless consented to in writing by the CEO, any action which at common law constitutes constructive dismissal of the CEO including, without limiting the generality of the foregoing: (i) material decrease in the title, position, responsibility or powers of the CEO; (ii) a requirement to relocate to another city, province, or country; (iii) any material reduction in the value of the CEO's benefits, salary, plans and programs; (iv) Crescent Point fails to pay, when due, a material amount payable by it to the CEO pursuant to the agreement; or (v) a reallocation of a material responsibility from the CEO to the Board or a Board member.
Under the employment agreement, following termination, including due to a Change of Control, the CEO may not use for his own purposes any information about Crescent Point that is confidential, or disclose, divulge or communicate orally, in writing or otherwise, to any person or persons, any confidential information, other than when it is necessary in the course of business for the company.
If a Change of Control and the termination of employment of the CEO had occurred on December 31, 2016, the CEO would have been entitled to a payment of $3,429,813 under his executive employment agreement.
Under the RSBP, in the event of a "Change of Control" of Crescent Point (as defined in the plan), all unvested Restricted Shares will become available for redemption within a specified time period, and, failing redemption, the Restricted Shares will be deemed to have been redeemed by the CEO.
Additionally, in the event the CEO resigns, retires (subject to participation in the Retirement Vesting Program), or is terminated for any reason other than cause, any Restricted Shares granted under the RSBP which have not vested at the applicable effective time shall terminate, and the CEO will have a specified time period to redeem any vested Restricted Shares, and if not redeemed within the time period, will have been deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.
The following table outlines information with respect to the estimated dollar amount that each NEO would have been entitled to under the provisions of the RSBP if an event resulting in the termination of employment or a change of control had occurred on December 31, 2016.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Name	Value of Restricted Shares Redeemed or Deemed to be Redeemed Upon Change of Control ($) (1)	Value of Restricted Shares Redeemed or Deemed to be Redeemed Upon Termination of Employment for Any Reason (2)
Scott Saxberg President and Chief Executive Officer	8,361,178	Nil
Kenneth Lamont Chief Financial Officer	2,687,989	Nil
C. Neil Smith Chief Operating Officer	3,097,004	Nil
Tamara MacDonald Senior Vice President, Corporate and Business Development	2,650,432	Nil
Ryan Gritzfeldt Vice President, Marketing and Innovation	2,328,405	Nil

Notes:
(1)	Calculated using the 5-day volume-weighted average price ending December 31, 2016 of $18.41 per share.
(2)	Each NEO had redeemed all of his or her vested Restricted Shares as at December 31, 2016.
Retirement Vesting Program
The company has a Retirement Vesting Program ("RVP") for executives. Eligible executives must have ten or more years of continuous service on our executive team, provide at least six months advance notice of retirement to ensure a smooth transition of responsibilities, and agree to standard confidentiality, non-competition and non-solicitation restrictions for one year post-retirement (the "Agreement"). Final approval for executive eligibility and level of participation is at the sole discretion of the Board.
An eligible executive may request to participate in one of two levels of the RVP:
Level 1: Executive earns incentive awards during the six-month notice period, however, no RSUs will be granted; all outstanding RSUs will forfeit on retirement date.
Level 2: The executive participates on an executive advisory committee for a 3-year period post retirement date and earns STIP and long term pay during the six-month notice period, which will be paid or vest on the normal vesting schedule post retirement date.
LOOKING AHEAD TO 2017
Based on extensive shareholder feedback, market research and independent advice received over the past few years, and consistent with our ongoing efforts to simplify our compensation plan, we will discontinue our LTIP component and implement a more traditional PSU plan for 2017. We heard from shareholders that performance-vested plans with strategy-driven metrics demonstrate the best alignment between management and shareholders. Our LTIP was a performance-granted award where the grant and vest quantity did not change; the PSU plan will be forward-looking and the vest quantity will depend on the achievement of our performance metrics. We believe this will allow for better comparability to industry peers. As such, in 2017 we will transition from our 3-year performance-granted award (LTIP) to a 3-year performance-vested award (PSUs).

The vest value of granted PSUs will depend on the company's performance of key metrics measured at the end of a 3-year measurement period. The company's new PSU metrics will be:

•	50% weighted to our TSR relative to the Adjusted TSX/S&P Capped Energy peers;
•	25% weighted to our return on D&C capital; and
•	25% weighted to our PPSG+Y.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

The new metric, return on D&C capital, will be added in 2017 as a result of shareholder feedback, and is a measure that is the foundation to efficient capital allocation and, ultimately, portfolio optimization.
We believe this change to our compensation plan furthers our goal of delivering solid and sustainable returns while aligning executive pay with corporate performance.
SHAREHOLDER ENGAGEMENT

At Crescent Point, we view regular shareholder engagement as a foundational element of strong corporate governance and an integral part of our business. On an annual basis, we proactively contact the corporate governance, proxy voting groups or portfolio managers within our largest shareholders to hear their perspectives and receive their feedback specifically on corporate governance matters, including executive compensation. The Chair of our Compensation Committee, Mr. Heinemann, regularly engages with shareholders and the proxy advisory firms to receive feedback on Crescent Point's executive compensation and our corporate governance practices generally.
During 2016, shareholders representing approximately 30% of our common shares outstanding were invited to engage, with approximately 15% electing to share their views directly with Mr. Heinemann on multiple occasions. Our outreach program enabled us to receive important feedback from shareholders and other stakeholders, which shaped our decision-making process, particularly around executive compensation. The feedback received from shareholders and the proxy advisory firms over the past year significantly impacted the redesign of our executive compensation plan. To date in 2017, we have continued to proactively engage with our shareholders and Mr. Heinemann has conducted calls with proxy advisory firms, in addition to shareholders representing approximately 30% of our shares outstanding.
We also maintain an active investor relations ("IR") program that provides transparent communication regarding our operational and financial results. We ensure that individual shareholders, institutional investors, financial analysts, media, employees and other stakeholders have direct access to the company through our IR and Communications department. The Board is provided with a quarterly IR report which includes market analysis, relative performance, analyst estimates, shareholder ownership, summary of recent IR activities and other relevant investor outreach efforts.
Throughout 2016, our executive and IR teams were particularly active in response to the continued weakness in energy markets and investor uncertainty. Executives, managers and the IR team executed a robust outreach program, which included attending and presenting at 18 investor-focused industry conferences, 20 retail investor meetings, more than 30 analyst meetings and meeting with over 320 institutional investors. In addition, our CEO and executive team hosted quarterly earnings conference calls that were open to the public and media to discuss the company's financial and operational results, and we intend to continue this practice.
Our CEO presented at the following conferences and marketing roadshows in 2016, listed in chronological order: TD London Energy Conference, Peters & Co. Energy Conference, BMO roadshow marketing, FirstEnergy East Coast Conference, Scotiabank roadshow marketing, CAPP Scotiabank Investment Symposium, TD Securities roadshow marketing, Utah Energy Summit, RBC Capital Markets Energy and Power Executive Conference, Peters & Co. 2016 Fall Energy Conference, BMO roadshow marketing, CIBC roadshow marketing, Peters & Co. roadshow marketing, and GMP FirstEnergy Energy Growth Conference.
On our website at www.crescentpointenergy.com we feature webcasts of our quarterly investor conference calls, presentations made by our executive to the investment community, annual and quarterly financial statements, Management's Discussion and Analysis, Annual Information Forms, Board mandates and committee charters as well as other relevant investor information. In addition, this information circular is available on-line by way of an interactive proxy. Following the meeting, shareholders can also access voting results on our website or at www.sedar.com.
Shareholders can obtain paper copies of all documents by contacting our IR department at 1-855-767-6923, investor@crescentpointenergy.com or Suite 2000, 585 - 8th Avenue SW, Calgary, Alberta T2P 1G1.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Impact of Board Renewal Process

At Crescent Point, we view strong corporate governance as one of the foundational elements of our business. In addition to the standard governance issues facing our Board, such as risk oversight, audit, and shareholder rights protection, the Board has been deliberately executing a director renewal initiative focused on Board composition, tenure, skills, succession planning and diversity. Since our Board renewal process began in 2014, six new directors have been added. These newer directors were selected, in part, because they have the skills and experience to replace the expertise of our retiring directors. Further new additions are planned through 2019, with these new directors expected to continue to replace and build on the skills of retiring members to ensure Crescent Point maintains strong diversity of director skills, experience and tenure.
We also believe that a high degree of employee engagement and integrity are further indicators of a strong corporate governance culture. For the past ten years, we have conducted annual employee surveys of all field and office staff designed to measure employees' perception of management integrity, ethics and values. We have gleaned important intelligence from survey results that has helped us enhance organizational productivity and efficiency. Survey responses consistently indicate that we have a highly engaged, entrepreneurial workforce which leads to lower staff turnover, stronger levels of commitment and provides a solid foundation for innovation.
In addition to complying with the corporate governance guidelines which apply to all public companies in Canada outlined under National Policy 58-201 – Corporate Governance Practices ("NP 58-201"), and National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101"), Crescent Point strives to achieve industry-leading best practices for governance. With respect to the US, we are required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the US Securities and Exchange Commission (the "SEC") pursuant to that Act, as well as the governance rules of the New York Stock Exchange ("NYSE"), in each case, as applicable to foreign private issuers like Crescent Point. Most of the NYSE corporate governance standards are not mandatory for Crescent Point as a foreign private issuer, but we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to US issuers listed on NYSE under NYSE corporate governance standards. These significant differences are disclosed on our website. Except as disclosed on our website, we are in compliance with the NYSE corporate governance standards in all significant respects.
Board Mandate
The primary responsibility and fiduciary duty of our Board is to promote the best interests of Crescent Point and our shareholders by overseeing the company's strategic direction and ensuring the business is managed responsibly. The Board works diligently to uphold this responsibility which includes: (i) approving our strategic plan, annual capital, operating and G&A budgets, and reviewing operating, financial and other corporate plans, strategies and objectives; (ii) outlining key operating parameters including debt levels and ratios; (iii) evaluating overall corporate performance and the performance of our executives; (iv) developing a written position description for the CEO; (v) determining, evaluating and fixing compensation for executive officers; (vi) adopting policies regarding corporate governance and codes of conduct; (vii) overseeing our risk management program; (viii) reviewing processes and procedures for communicating appropriate financial and operational information to shareholders and the public; and (ix) evaluating the overall effectiveness of the Board itself.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

As outlined above, the Board has undertaken a director renewal initiative that commenced in 2014 designed to refresh composition and diversity, and has also undertaken significant changes to our executive compensation plan in direct response to shareholder feedback. The Board fulfills its responsibilities through a minimum of five regularly scheduled meetings per year and additional meetings scheduled as required. During Board meetings, management ensures the Board and its committees are kept well-informed about all key drivers of our business and how those may potentially impact Crescent Point. This includes providing information related to matters of strategic planning, business risk monitoring and management, succession planning, communications policy, and integrity of internal controls and management information systems. The Board, in part, performs its mandated responsibilities through the activities of its five committees: Audit; Compensation; Corporate Governance and Nominating; Environmental, Health and Safety; and Reserves. The Board and its committees have access to senior management on a regular basis as Mr. Saxberg is a director and attends all meetings. At each regularly scheduled Board meeting, the Board meets with multiple levels of management, who are invited to attend and provide information on specific areas of the business, which affords the Board exposure to management below the executive officer level.
Directors are expected to be prepared for and attend all Board and respective committee meetings. If their absence is unavoidable, the absent director is expected to be briefed by the Chair, the CEO or the Corporate Secretary. Crescent Point's directors are highly engaged with close to 100% attendance at Board and committee meetings. Quorum for Board meetings is a majority of the Board members, which is based on the provisions of Section 114(2) of the Alberta Business Corporations Act.

The Board and each committee holds in-camera sessions at every meeting which are not attended by Mr. Saxberg or any other member of management other than the Vice President, General Counsel who attends the sessions solely in his role as Corporate Secretary.
Board Composition
The definition of an "independent" director under NI 58-101 and NP 58-201 is one who has no direct or indirect material relationship with Crescent Point which could, in the view of the Board, interfere with a Board member exercising independent judgment. The Board has concluded that only Scott Saxberg, President and CEO of Crescent Point is not independent, resulting in nine of Crescent Point's ten existing directors and nine of the ten nominees being put forward for election at the AGM are independent directors, which is outlined in the table below:
Director	Independent	Not Independent	Reason for Non Independent Status
Peter Bannister (Chair)	✓
Rene Amirault (1)	✓
Laura A. Cillis	✓
D. Hugh Gillard	✓
Ted Goldthorpe	✓
Robert F. Heinemann	✓
Mike Jackson	✓
Barbara Munroe	✓
Gerald A. Romanzin	✓
Scott Saxberg		✓	President and Chief Executive Officer of Crescent Point
Gregory G. Turnbull(2)	✓

Notes:
(1)
The Board has considered the circumstances of Mr. Amirault, an officer and director of an oilfield services company that provides services to Crescent Point, and has determined that he meets the independence requirements of NI 58-101, other than for purposes of membership on the Audit Committee. Mr. Amirault is not a member of the Audit Committee.

(2)
The Board has considered the circumstances of Mr. Turnbull, a partner in а law firm that provides legal services to the company, and has determined that he meets the independence requirements of NI 58-101, other than for purposes of membership on the Audit Committee. Mr. Turnbull is not a member of the Audit Committee.

The Chair of the Board, Mr. Peter Bannister, is an independent director. His role and responsibilities are to chair all Board and shareholder meetings, ensure that the Board reviews and approves the corporate strategy, ensure that the Board receives regular updates on all issues of importance to Crescent Point, work closely with each committee chair to ensure that each of the committee's functions are carried out, communicate with the CEO to provide feedback and coaching as required and to work collectively and individually with members of the Board to ensure optimum Board performance.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Code of Business Conduct and Ethics and Other Key Policies
An important element of governance is ensuring appropriate policies and procedures are in place to mitigate risk. We have adopted a Code of Business Conduct and Ethics (the "Code") for the directors and all employees, a copy of which is available on our website. In addition, we have an anti-hedging policy, a disclosure policy and an insider trading policy.
The Board monitors compliance with the Code, ensuring its visibility and annual sign off. The Board relies on the integrity of directors, executive officers and employees to comply with the Code and the directors will take action where any breach of the Code is brought to their attention. Each director, executive officer and employee must review and sign off annually to confirm they understand the Code and have complied with it. The Board has not granted any waiver of the Code and no material change reports have been filed since the beginning of our most recently completed financial year that pertain to any conduct of a director or executive officer which would constitute a departure from the Code. When considering transactions and agreements in which a director or executive officer has a material interest, independent Board members will review and approve, or an independent committee of the Board may be formally constituted to consider, such transactions.
The Board has also approved a Whistleblowing Policy to allow employees and consultants to anonymously report concerns regarding financial controls and audit matters, fraud and/or theft, harassment, workplace violence, substance abuse, conflict of interest, discrimination and safety concerns. The Whistleblowing Policy sets out procedures to address the receipt, retention and treatment of complaints and concerns received and outlines measures taken to protect the confidentiality and anonymity of any submissions.  We post the Whistleblowing Policy on our website and individuals may report concerns to an independent third-party via a toll free telephone number, website or anonymous email. Our 2016 employee survey reported that over 90% of our staff believes our executive team demonstrates integrity and ethical behavior, are inclined to do the 'right thing', recommend Crescent Point as a great place to work and are inspired to give their best.
The anti-hedging policy dictates that executives and directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation, or held directly or indirectly by the executive officer or director.
Crescent Point has established a Disclosure Committee to review and confirm the accuracy of the data and information contained in the documents used to communicate to the public. The Disclosure Committee oversees and ensures compliance with our disclosure policy governing the timely dissemination of all material information. Shareholder communications are undertaken through a variety of means, including the issuance of news releases, annual and quarterly results, Annual Information Form, and by providing information via our website, which contains the aforementioned documents, as well as dividend information and other detail considered helpful to investors. The Disclosure Committee completes a formal review and confirmation process prior to any such disclosure being released, as well as supplementing and supporting the review and approval processes completed by the Board and Corporate Governance and Nominating Committee. The Disclosure Committee is comprised of senior representatives (including officers) from each of the following departments: accounting; engineering and operations (including drillings and completions, environment, health and safety, regulatory and reserves); exploration and geosciences; finance; investor relations; land; legal; marketing and reserves.
Board Diversity
The Board recognizes the beneficial impact of diversity on decision-making and overall Board performance and has adopted a Board Diversity policy (the "Diversity Policy"). Crescent Point is committed to diversity on our Board and in executive officer positions. The following factors are considered in assessing diversity: skills, knowledge, regional and industry experience, education, gender, age, independence, ethnicity and other differentiating factors relevant to Board effectiveness.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Policy Regarding the Representation of Women on the Board
The Diversity Policy outlines the Board's commitment to the identification and nomination process that will identify qualified female candidates; it includes a target stipulating that at least 20% of the independent members of the Board should be women by the end of 2016. With the addition of Ms. Munroe in 2016, our Board now includes two women and the target has been achieved.
Considering the Representation of Women in the Director Identification and Selection Process
The Diversity Policy governs the selection of Board nominees and requires the Board to consider diversity factors in the appointment of all new directors, with the option to engage an outside executive search firm to assist with the candidate search. The Diversity Policy requires that Crescent Point consider candidates on merit, using objective criteria, while recognizing the benefits of diversity and the needs of the Board. The Diversity Policy requires that the Corporate Governance and Nominating Committee include diverse candidates in any list of potential individuals being considered for positions on the Board.
Progress and Effectiveness of the Policy Regarding Representation of Women on the Board
The Corporate Governance and Nominating Committee has responsibility for monitoring compliance with the Diversity Policy, reviewing and annually assessing the effectiveness of the Diversity Policy in promoting a diverse board, as well as reporting the results of this review and assessment to the Board to outline our annual and cumulative progress in achieving the objectives of the Diversity Policy. Measuring the effectiveness of our Diversity Policy and ensuring female candidates are being fairly considered relative to other candidates includes reviewing the number of women considered or brought forward for both Board and executive officer positions, and assessing the skills, knowledge, experience and character of any such female candidates.
Considering the Representation of Women in Executive Positions
The Board and Crescent Point are committed to ensuring a diverse and inclusive culture across the organization, including at the executive level, by promoting equality of opportunity. When considering executive officer appointments, the Diversity Policy requires the Corporate Governance and Nominating Committee to consider the number of women currently employed in senior executive positions. When considering the appointment of senior executives, our CEO also considers the number of women currently in senior executive positions. However, the Board has not adopted a fixed target of women in executive officer positions as the Board feels this could unduly restrict Crescent Point's ability to select the most capable candidates.
We have recently internally promoted two women to the executive team and women now represent over 36% of the management team in our Canadian corporate office. The Board will encourage and support our efforts, including seeking external independent advisory services as appropriate, to foster a collaborative and innovative workforce. In terms of gender diversity, the Board considers the Canadian corporate office a diverse workforce as it is currently over 61% women.
Nominating Directors
The Corporate Governance and Nominating Committee has been established to, among other things, recommend nominees for nomination to the Board and be responsible for assessing each director's competencies and skills while reviewing ideal qualities and skills for an effective Board. The process includes identifying the current and future skills and experience required for optimal Board effectiveness and considering the anticipated timing of future director retirements from the Board. Crescent Point has also used an outside executive recruiting firm to assist with the identification and assessment of candidates. The committee assesses candidates against criteria approved by the Board and the qualities and skills of the current Board and approaches the strongest candidates to determine their level of interest. The Corporate Governance and Nominating Committee then recommends the most qualified people to the Board for consideration. Potential candidates are interviewed by all members of the committee, and recommended nominees are also interviewed by all members of the Board. In addition, consistent with our Diversity Policy, the Corporate Governance and Nominating Committee considers the number of women currently on the Board when identifying new candidates. The most appropriate candidates are presented to the shareholders as the nominated directors to be elected at the annual meeting. See 'Board Structure' section for more information.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

From time to time, shareholders may identify qualified director candidates and can nominate a candidate by submitting the person's name, background, qualifications, and experience to our Corporate Secretary. Crescent Point's by-laws require that a shareholder give us advance notice of, and details about, any proposal to nominate directors for election to the Board when nominations are not made by requesting a meeting or by making a shareholder proposal through the procedures set out in the Alberta Business Corporations Act. If the nomination is to be presented at an annual meeting of shareholders, the notice must be given within 30 to 65 days in advance of the meeting. If the annual meeting is to be held 50 days after we announce the meeting date, the notice must be given within 10 days of the announcement. If the nomination is be presented at a special meeting of shareholders (which is not also an annual meeting) in which one of the items of business is the election of directors, then the notice must be given within 15 days of the meeting announcement. All nominations received will be forwarded to the Corporate Governance and Nominating Committee Chair, who will present them to the Corporate Governance and Nominating Committee for consideration.
Board Renewal
A deliberate Board renewal process was initiated in 2014, resulting in six new members being added since that time. Incoming director skills replacing retiring members as well as enhancing diversity has been, and continues to be a key focus for the Board. The renewal process has increased the diversity on our Board in several ways including: lower average tenure, international experience, industry, gender and capital markets.
Three new directors were added in 2014 and an executive search firm was engaged by the Board in 2015 and 2016, resulting in the appointment of Ms. Barbara Munroe in March 2016, Mr. Mike Jackson in November 2016 and Mr. Ted Goldthorpe being put forward as a director nominee for 2017. Mr. Turnbull will not be standing for re-election in 2017. In addition, Mr. Gillard has indicated he does not intend to stand for re-election in 2018 and Mr. Romanzin has indicated he does not intend to stand for re-election in 2019. Given these plans, the Board intends to find suitable candidates with the requisite skills to replace these retiring directors. The Board targets maintaining a balance between directors with a history and knowledge of the company and those with new ideas and different experiences that are appropriate for Crescent Point's increased size and complexity.
Director Orientation and Training
The company provides orientation and training to new directors upon appointment to our Board. We tailor our orientation program to their individual needs and areas of expertise, ensuring they receive detailed information on Crescent Point's strategy, operations and our governance practices. A typical orientation includes a comprehensive handbook of responsibilities and corporate information as well as one-on-one meetings with key executives to review our current business operations, financial model, compensation and culture. Governance documents and information on the duties and obligations of directors, the role of the Board and its Committees, and the expected contributions of individual directors are also provided in orientation. Learning opportunities to all directors are also provided regularly through quarterly management presentations, field tours, mentoring (on request), various internal courses provided by technical experts, and access to weekly executive meetings to gain insight into daily operations. All directors are provided with membership to the Institute of Corporate Directors.
Board Assessments
In order to assess the effectiveness of the Board, Crescent Point has adopted a formal Board assessment process. In 2016, the Chair of the Board and the Chair of the Corporate Governance and Nominating Committee conducted a formal review with all directors, followed up by the Chair interviewing each director individually.  The evaluation covered the effectiveness and performance of the Board as a whole, each committee and the contribution of individual directors. Certain senior executives of the company were also interviewed as part of this process. The Corporate Governance and Nominating Committee oversees this evaluation and assessment of the outcomes, and on an annual basis, considers ways to enhance Board, committee and individual director performance.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Board Committees
The Board has established the following committees: Audit, Compensation, Corporate Governance and Nominating, Environmental, Health and Safety, and Reserves. During each regularly scheduled committee meeting, members hold an in-camera session without management. Terms of reference for each committee, which define its mandate, composition, frequency of meetings and other relevant matters, have been approved and adopted by the Board. A formal position description for committee chairs has also been developed and adopted by the Board. A summary of each committee's purpose, objectives and members is provided below.
Audit Committee
The Audit Committee is composed of four directors, Messrs. Romanzin (Chair), Bannister, Gillard and Ms. Cillis, all of whom are "independent" and "financially literate" as required by National Instrument 52-110 – Audit Committee. The Audit Committee has developed an official mandate that has been approved by the Board, a copy of which is provided in our Annual Information Form available at www.sedar.com.
The SEC requires that each member of a company's audit committee be independent. All of the members of the Audit Committee are "independent", as that term is defined by the SEC. The SEC further requires a company, like Crescent Point, that files reports under the US Exchange Act, as amended, to disclose annually whether its Board has determined that there is at least one "audit committee financial expert" on its audit committee, and if so, the name of the audit committee financial expert. All Audit Committee members have each been determined by the Board to be an "audit committee financial expert" as that term is defined by the SEC. Further information relating to each member's background and skills is available under their profiles included in 'Director Nominations'.
The mandate of the Audit Committee is to assist the Board in its oversight of the integrity of the financial and related information of Crescent Point, including the financial statements, internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements. In doing so, the Audit Committee oversees the audit efforts of Crescent Point's external auditors and is empowered to take such actions deemed necessary to satisfy itself that Crescent Point's external auditors are independent of Crescent Point. Our Audit Committee also oversees Crescent point's risk management program and regularly reports to the Board the outcome of our risk assessment and risk management effectiveness. It is the objective of the Audit Committee to have direct, open and frank communications throughout the year with management, other committee chairs, the external auditors, and other key committee advisors or staff members, as applicable.
While the Audit Committee has the responsibilities and powers set forth above, it is not the duty of the Audit Committee to plan or conduct audits or to determine whether the financial statements of Crescent Point are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the external auditors, on whom the members of the Audit Committee are entitled to rely upon in good faith. For additional information on the Audit Committee including the relevant education and experience of the Audit Committee members, please refer to our Annual Information Form, which is available at www.sedar.com.
Compensation Committee
The Compensation Committee is currently composed of four directors, Messrs. Heinemann (Chair), Gillard, and Mss. Cillis and Munroe, all of whom are independent directors. The Compensation Committee is responsible for assisting the Board in determining the compensation strategies for Crescent Point, assessing compensation risks, recommending the forms and amounts of compensation for directors, officers and other employees and assessing the performance of officers in fulfilling their responsibilities and meeting corporate objectives. The Compensation Committee is also responsible for assessing the performance of the CEO and reviewing and assisting with management succession planning and professional development for officers of Crescent Point. The Compensation Committee holds meetings as warranted with respect to officer appointments or other compensation related matters.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Relevant Education and Experience of Compensation Committee Members
The following is a summary of the skills and experience of each member of the Compensation Committee, including any education or experience that enable each member of the committee to make decisions on the suitability of Crescent Point's compensation policies and practices.

Name of Compensation Committee Member	Relevant Education and Experience
Robert F. Heinemann (Chair)
Has held various senior executive positions, including Chief Executive Officer, in the industry for over thirty years and been responsible for overall compensation policy and implementation. In addition, he serves on the Compensation Committee of QEP Resources Inc.

Laura A. Cillis
Has held various senior executive positions managing compensation matters and developing compensation programs and has over 25 years of financial experience. Since 2014, she regularly attends seminars on matters related to compensation committees. She currently sits on the Governance and Human Resources Committee of Solium Capital Inc.

D. Hugh Gillard
Has held various senior executive positions, including Chief Executive Officer and Board Chair, in the industry for over forty years and has been responsible for overall compensation policy and implementation. He regularly attends director and executive compensation trends seminars. Also, as past Chair of the company's Compensation Committee, he has worked directly and extensively with the outside independent compensation advisors.

Barbara Munroe
Has held various senior executive positions, including her current position of Executive Vice President, Corporate Services and General Counsel at WestJet Airlines, and brings over 25 years of legal experience. She attended an executive compensation disclosure seminar in 2016 and has been responsible for overseeing information circulars and compensation discussion and analysis disclosures.

Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee is currently composed of four directors, Messrs. Gillard (Chair), Amirault and Turnbull and Ms. Munroe, all of whom are independent directors. The Corporate Governance and Nominating Committee has responsibility for reviewing corporate governance and nomination issues and making recommendations to the Board, as appropriate. Specific responsibilities include, but are not limited to: (i) reviewing and assessing our governance practices and the performance of our corporate governance systems and recommending changes to the Board for consideration; (ii) recommending suitable candidates for nomination for election as directors taking into account the targets and objectives of our Diversity Policy; (iii) reviewing the recommendations of management, if any, with respect to committee membership and making recommendations to the Board of members for each committee, including the appointment of chairs to the committees; (iv) reviewing on a periodic basis the mandate of the Board, the mandates of the committees of the Board and any position descriptions and making recommendations with respect to such mandates; (v) reviewing Crescent Point's articles and bylaws and recommending any changes to the Board for consideration; (vi) overseeing the evaluation of, assessing and considering the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual members on a periodic basis; (vii) reviewing and recommending to the Board for approval the corporate governance disclosure statements required by applicable securities legislation in respect of Crescent Point; and (viii) reviewing and making recommendations with respect to the orientation and education program for new Board and committee members and overseeing the continued development of existing members of the Board. The Corporate Governance and Nominating Committee meets at least once annually or otherwise as circumstances warrant.
The Corporate Governance and Nominating Committee undertakes a formal Board evaluation, an evaluation of each individual director and a committee evaluation on an annual basis. This process is currently handled through the use of a specific questionnaire and an interview process, handled by either the Chair of the Corporate Governance and Nominating Committee, the Chair of the Board or an independent consultant, and includes each director and certain members of management. A summary of the results is prepared and reviewed by the Corporate Governance and Nominating Committee and a feedback discussion is held between the Chair of the committee and the Chair of the Board. Individual discussions are then held with each director. The Board has and continues to be engaged with external consultants to improve Board effectiveness in its oversight of Crescent Point's internal controls, strategy, risk management and communication. Certain Board processes have been revised in response to the input received as a result of these evaluations.
The Corporate Governance and Nominating Committee is also responsible for ensuring we have a pool of strong, diverse candidates for senior management positions, and that we develop our people and attract and retain key talent for our long-term success. The CEO regularly discusses organizational structure optimization options with management to gain learning and efficiency opportunities as well as fill successor gaps. At least annually, the CEO and Board discuss potential candidates for the CEO, COO and CFO positions. Continuous learning and innovation is key to our success. In 2016, a comprehensive education program focusing on technical and leadership development throughout all functions and locations of the business was delivered, including tailored learning for each member of the executive team.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

The Corporate Governance and Nominating Committee is also responsible for ongoing consideration of the appropriate size, skillset and composition of the Board. In fulfilling this responsibility in 2016, the committee conducted an in-depth review of the Board's existing strengths, potential areas for improvement given the company's present operations and succession plans for retiring directors. As a result of this review, the Corporate Governance and Nominating Committee concluded that the Board could benefit from the addition of two new Directors with specific skillsets, including Canadian capital markets experience, legal and corporate governance expertise, knowledge of mergers and acquisitions, strategic planning, and financial and operational expertise. The committee then identified, considered and interviewed a number of potential candidates and made recommendations to the Board, ultimately resulting in the appointment of Ms. Munroe and Mr. Jackson to the Board in 2016. As a result of the pending retirement of Mr. Turnbull in 2017, the committee concluded that an individual with US and global capital markets expertise would provide an optimal additional skillset for the Board. The Corporate Governance and Nominating Committee identified, considered and interviewed Mr. Ted Goldthorpe as a nominee for 2017. With the additional Board retirements through 2019, the Corporate Governance and Nominating Committee continues to seek suitable additional candidates, to propose to the Board for appointment or election.
Environmental, Health and Safety Committee
The Environmental, Health and Safety ("EH&S") Committee is currently composed of four directors, Messrs. Amirault (Chair), Heinemann, Saxberg and Ms. Cillis, three of whom are independent directors. The EH&S Committee has responsibility for regularly reviewing our environmental policies and activities and reporting its findings to the Board. Specifically, the EH&S Committee's responsibilities include, but are not limited to: (i) reviewing the appropriateness of and updating our environmental policies, management systems and programs annually and reporting to the Board with appropriate recommendations; (ii) ensuring that we have the necessary tools to measure our environmental performance and compliance with applicable regulatory standards; (iii) reviewing the environmental performance and whenever relevant, any non-compliance situation and recommending the required corrective measures; (iv) ensuring that environmental risk management procedures and emergency response measures are in place; (v) periodically updating, distributing and reviewing the appropriateness of these risk management procedures and emergency response measures and making appropriate recommendations; and (vi) immediately communicating to the Board any incident giving rise to significant environmental risks and otherwise analyzing all relevant environmental matters brought to its attention.
Crescent Point remains committed to respecting and protecting the environment through reducing water usage and air emissions in the areas we operate. For example, we have nearly eliminated the use of fresh potable water during the completions process in the Shaunavon resource play and plan to implement this practice in our other operational areas. Numerous projects have been undertaken to reduce the air emissions during operations including building gas plants in our major areas of operation to conserve and sell as much produced gas as possible and installing pneumatic devices powered by compressed air as opposed to natural gas. In addition to our commitment to air quality and water usage, we have a long-established and voluntary Asset Retirement Obligation fund to responsibly manage the liabilities associated with well abandonment and reclamation. Since inception of the program, ~$175 million has been contributed to these funds and the Board has approved a ~$24 million budget for 171 well abandonments in 2017.
Reserves Committee
The Reserves Committee is currently composed of four directors, Messrs. Bannister (Chair), Heinemann, Romanzin and Turnbull, all of whom are independent directors. The Reserves Committee has responsibility for meeting with the independent engineering firms commissioned to conduct the reserves evaluation on our oil and natural gas assets and to discuss the results of the evaluation with each of the independent engineers and management. Specifically, the Reserves Committee's responsibilities include, but are not limited to: (i) reviewing management's recommendations for the appointment of independent engineers; (ii) reviewing the independent engineering reports and considering the principal assumptions upon which such reports are based; (iii) appraising the expertise of the independent engineering firms retained to evaluate our reserves; (iv) reviewing the scope and methodology of the independent engineers' evaluations and reviewing any problems experienced by the independent engineers in preparing the reserve evaluation (including any restrictions imposed by management or significant issues on which there was a disagreement with management); and (v) reviewing reserve additions and revisions which occur from one report to the next. The Reserves Committee meets at least twice annually or otherwise as circumstances warrant.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Term Limits and Retirement Policy
Beyond the terms of the retirement policy, the description of which follows, the Board has considered, but not yet imposed, term limits.
The Board has adopted a retirement policy under which a director must resign at the annual meeting following the director's 75th birthday, unless the Board determines otherwise. Crescent Point believes that this policy maintains continuity of leadership while simultaneously ensuring board renewal.
OTHER INFORMATION
Common Shares Authorized for Issuance Under Equity Compensation Plans
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)(2)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (1)
Equity compensation plans approved by shareholders	5,188,358	n/a	16,665,451
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total	5,188,358	n/a	16,665,451

Notes:
(1)	This information is as at December 31, 2016.
(2)
Assumes that Crescent Point elects to satisfy the payment of the Payout Amount in respect of all such Restricted Shares through the issuance of common shares. See Appendix A for details of the Restricted Share Bonus Plan.

Indebtedness of Directors, Executives and Others
There is not, and has not been at any time since the formation of Crescent Point, any indebtedness outstanding to Crescent Point from any director, officer, employee or former executive officer of Crescent Point or any of its subsidiaries or any associate thereof or from Crescent Point.
Interest of Informed Persons in Material Transactions
None of Crescent Point's directors or executives, nor any person who beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the common shares, nor any known associate or affiliate of these persons had any material interest, direct or indirect in any transaction during 2016 which has materially affected Crescent Point, or in any proposed transaction which has materially affected or would materially affect Crescent Point or any of its subsidiaries.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Related Party Transactions
During the year ended December 31, 2016, Crescent Point recorded $6.2 million (December 31, 2015 - $8.0 million) of expenditures in the normal course of business to Secure Energy Services Inc. ("Secure") of which Mr. Amirault is a director and officer. Secure is one of only a few specialized service providers with the expertise, capacity and geographical presence to meet our needs. All work awarded to Secure was subject to our comprehensive and competitive request for proposal ("RFP") process. Key factors driving Secure's selection included the unique nature of its proprietary products, its ability to service specific geographic regions in which we operate, proven safety performance record and its competitive pricing.
The services rendered by Secure were for drilling fluids, waste disposal and mud system rentals. Our RFP process involved the extensive review, analysis, and verification of the technical suitability of the service providers bidding for the work. We also considered whether the services provided by each bidder were technically suitable, relatively consistent with past drilling utilizations and cost effective. The RFP was managed jointly by our supply management personnel and key technical and operational stakeholders. The bid process was exercised with full transparency and independent judgment. The selection of Secure to provide certain services was considered to be in the best interests of Crescent Point. Mr. Amirault played no role in this process, either on behalf of Secure or on behalf of the company.

Crescent Point also recorded $0.7 million during the year ended December 31, 2016 (December 31, 2015 - $1.2 million) of legal fees in the normal course of business to McCarthy Tétrault LLP of which Mr. Turnbull is a partner.
Other Matters
Crescent Point knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.
Auditor of the Company
PricewaterhouseCoopers LLP has served as the auditor of Crescent Point since September 2003.
Non-GAAP Financial Measures
Throughout this information circular, we use the terms "funds flow from operations", "net debt", "debt to funds flow ratio", "market capitalization", "payout" and "payout ratio". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. Additional information including reconciliations to the nearest GAAP financial measure can be found in our Management's Discussion and Analysis for the year ended December 31, 2016.
Funds flow from operations ("Funds Flow") is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. We utilize Funds Flow as a key measure to assess the ability of the company to finance dividends, operating activities, capital expenditures and debt repayments. Funds Flow as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
We manage and monitor our capital structure and short-term financing requirements using a non-GAAP measure, the ratio of net debt to Funds Flow. Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. We utilize net debt as a key measure to assess the liquidity of our company. This metric is used to measure our overall debt position and measure the strength of our balance sheet. We monitor this ratio and use it as a key measure in making decisions regarding financing, capital spending and dividend levels.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.
Payout ratio is calculated on a percentage basis as dividends paid or declared (including the value of dividends issued pursuant to our dividend reinvestment plan and share dividend plan) divided by Funds Flow. Payout ratio is used to monitor the dividend policy and the amount of Funds Flow retained by Crescent Point for capital reinvestment.
Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Drilling inventory is calculated in years as our 2016 year-end inventory divided by the number of wells in our 2017 drilling program. Drilling inventory is used to assess the amount of available drilling opportunities. Drilling inventory does not have a standardized meaning and as such may not be reliable, and should not be used to make comparisons.
We believe the presentation of the non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.
Forward-Looking Statements and Reserves Data
Certain statements contained in this information circular constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the US Exchange Act and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). We have tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.
In particular, this information circular contains forward-looking statements pertaining, among other things, to the following: our plan to transition from an LTIP component to a more traditional PSU plan in 2017; our governance engagement plans for 2017; expected director retirements in 2018 and 2019 and related replacement plans; our $1.50 per boe target cash G&A; our commitment to continuous improvement in our corporate governance practices and planned increased disclosure relating thereto; how an increase in our ultimate recovery would be expected to impact our reserves; our continued focus on per share growth and shareholder returns; expected 2017 contributions to our environmental fund; the expected impact of infrastructure investment on emissions intensity; forecasted exit-to-exit production growth of approximately 10% per share; accelerated development in the Uinta and Williston basins; forecasted 2017 total payout ratio of 91% based on a US WTI price of $55; expected continued strong production, reserves and cash flow growth on a per share basis; our plan to continue to ensure that a majority of executive compensation is at-risk and share-based; our expectation that we will fully transition to our new long-term incentive compensation structure in 2017 and the expected at-risk and share-based component thereof; the expected nature of our PSU plan, including the performance metrics we plan to use and their relative weightings; our plans to advance our resource plays, continue to test the ICDWS technology, review non-core dispositions, target new play development and manage risk; the expected impact of our transition to our new compensation plan on shareholder alignment, peer comparability and executive retention and recruitment; our plans to further improve investor engagement and Board outreach; and our plans to eliminate the use of fresh potable water during the completions process.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided.
F&D cost, including changes in future development capital, have been presented in this information circular because they produce a useful measure of capital efficiency. F&D costs, including land, facility and seismic expenditures and excluding changes in future development capital have also been presented because they provide a useful measure of capital efficiency.
FD&A is calculated by dividing the identified capital expenditures including acquisition costs by the applicable reserve additions. FD&A can include or exclude changes of future development costs. In addition to being a component of the recycle ratio, FD&A is also a measure of capital efficiency.
Net asset value (NAV) is a snapshot in time as at year-end, and is based on the Company's reserves evaluated using the independent evaluators forecast for future prices, costs and foreign exchange rates. The Company's NAV is calculated on a before tax basis and is the sum of the present value of proved and probable reserves, the fair value for land and seismic, the fair value for the Company's oil and gas hedges based on Sproule's year-end escalated price forecast, less outstanding net debt. The NAV per share is calculated on a fully diluted basis.
Recycle ratio is calculated as operating netback divided by F&D or FD&A costs. We use recycle ratio for our own performance measurements and to provide shareholders with measures to compare our performance over time.
All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. We believe that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, these forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our Annual Information Form for the year ended December 31, 2016 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2016, under the headings "Risk Factors" and "Forward-Looking Information" and other factors, many of which are outside the control of Crescent Point. The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2016, under the headings "Marketing and Prices", "Dividends", "Capital Expenditures", "Decommissioning Liability", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Changes in Accounting Policies", "Risk Factors" and "Outlook". The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and our future course of action depends on management's assessment of all information available at the relevant time.
Additional information on these and other factors that could affect our operations or financial results are included in Crescent Point's reports on file with Canadian and US securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.
This information circular contains oil and gas metrics. Some of these oil and gas metrics do not have a standardized meaning and should not be used to make comparisons. Readers are cautioned as to the reliability of the oil and gas metrics.
For the years ended December 31, 2016 and 2015 we filed our reserves information under National Instrument 51-101 - Standards of Disclosure of Oil and Gas Activities ("NI 51-101"), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

All reserves data has been extracted from annual reserve reports prepared by independent reserves evaluators in compliance with NI 51-101. Summaries of those reserve reports are contained in the company's Annual Information Forms filed on SEDAR.
There are numerous significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the SEC requirements and NI 51-101. For example, the SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires disclosure of the company's gross reserves, before royalties, using forecast pricing and costs. Therefore, the difference between the reported numbers under the two disclosure standards can be material.
Other Definitions
Original Oil in Place ("OOIP") is equivalent to Discovered Petroleum Initially-In-Place ("DPIIP") as at December 31, 2016. DPIIP, as defined in the Canadian Oil and Gas Evaluations Handbook ("COGEH"), is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of DPIIP includes production, reserves and contingent resources; the remainder is unrecoverable.
OOIP/DPIIP estimates and recovery rates are as at December 31, 2016 and are based on current accepted technology and prepared by our qualified reservoir engineers.
All per-share metrics quoted are per-share fully diluted.
Endnotes
Approximately 1,000 identified net drilling locations of which 103 net are proved and 31 net are probable reserve locations as independently evaluated by GLJ Petroleum Consultants Ltd. and Sproule Associates Limited as of December 31, 2016. The remaining net locations are internally identified locations that are unbooked.
Approximately 120 horizontal drilling locations in the Uinta basin of which 13 net are proved and 10 net are probable as independently evaluated by Sproule Associates Limited as of December 31, 2016. The remaining net locations are internally identified locations that are unbooked.

Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

APPENDIX A
Restricted Share Bonus Plan
The purpose of the RSBP is to provide our employees and directors with long-term share-based compensation that provides ownership in the company, and thereby, as owners, a vested interest in the company's continued success.
Under the terms of the RSBP, any employee, director, officer, or consultant of Crescent Point who, in each case, in the opinion of the Board, holds an appropriate position with Crescent Point to warrant participation in the RSBP (collectively, the "Participants") may be granted Restricted Shares which vest over time and, upon vesting, can be redeemed by the holder for cash or common shares at the sole election of the Board. The RSBP is administered by the Board. The company is authorized to issue up to a maximum of 31,500,000 common shares (being approximately 5.8% of the company's issued and outstanding common shares as of March 20, 2017) pursuant to the redemption of Restricted Shares granted under the RSBP. As of March 20, 2017, 13,768,235 common shares (or approximately 2.5% of the company's then issued and outstanding common shares) remained available for issuance under the RSBP.
The value of a Restricted Share award can be viewed as the fair value on grant date or as the fair value on vest date, which would reflect any change in common share price and the accumulation of the Dividend Amounts. In this way, Participants are rewarded for their efforts in the year in which the Restricted Shares are granted and are also provided with additional incentive for their continued efforts in promoting the success of Crescent Point. Please see the 'Long Term Pay' and 'Share-based Compensation' sections for descriptions of how the RSBP is applied to executives and directors, respectively, as part of Crescent Point's compensation plan.
The Board determines the vest schedule for each Restricted Share grant with a maximum vest of three years. Upon redemption, Crescent Point is required to pay to the Participant the fair market value of the redeemed Restricted Shares, based on the 5-day volume-weighted average price immediately preceding the redemption date, plus any accrued but unpaid Dividend Amounts (as defined below), net of required withholding taxes, in respect of the Restricted Shares (the "Payout Amount"). The Payout Amount may be satisfied by Crescent Point making cash payment, purchasing common shares in the market and delivering such common shares to the Participant, or by issuing common shares from treasury. In addition, commencing from and after the grant date until the earlier of the redemption date or the date on which such Restricted Shares terminate in accordance with the terms of the RSBP, each Participant shall be entitled to receive, in respect of each Restricted Share held by the Participant, an amount equal to the per common share amount of any dividend paid by Crescent Point to the holders of common shares ("Dividend Amount"). The Board has discretion to pay the Dividend Amounts on unvested Restricted Shares throughout the vest period, but effective January 1, 2017, directors and executives will only be paid Dividend Amounts upon vest of Restricted Shares.
Restricted Shares granted under the RSBP are non-assignable and non-transferable by a Participant, other than certain rights that pass to a Participant's beneficiary or estate upon death or incompetency, and expire on December 31 of the third year following the year in which the original grant is made. The RSBP provides that no common shares may be issued to, or purchased on behalf of, a Participant under the RSBP if the issuance, together with issuance under any other share compensation arrangements, could result, at any time, in: (i) the number of common shares reserved for issuance pursuant to issuances or purchases under the RSBP in respect of redeemed Restricted Shares granted to insiders exceeding 10% of the aggregate issued and outstanding common shares; (ii) the issuance to insiders, of common shares exceeding within a one year period, 10% of the aggregate issued and outstanding common shares; or (iii) the issuance to any one insider, or such insider's associates exceeding, within a one year period, of common shares exceeding 5% of the aggregate issued and outstanding common shares. In addition, no Restricted Shares shall be granted to any one Participant if the total number of common shares issuable or purchased on behalf of the Participant, together with any common shares reserved for issuance to the Participant under Restricted Shares, options to purchase common shares for services or any other share compensation arrangement of Crescent Point would exceed 5% of the aggregate issued and outstanding common shares. In addition to the foregoing limitations: (i) the number of common shares that may be issued to non-employee directors pursuant (together with those common shares which may be issued pursuant to any other share compensation arrangement of Crescent Point) after July 2, 2009 shall not exceed 0.25% of the total number of issued and outstanding common shares from time to time on a non-diluted basis; and (ii) the value of any grants of Restricted Shares, together with the value of all other rights granted under any share compensation arrangement of Crescent Point shall not exceed $150,000 per year per non-employee director.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

In the event of a "change of control" of Crescent Point, as defined in the RSBP, the vesting provisions attaching to the Restricted Shares will be accelerated and all unexercised Restricted Shares will become available for redemption as follows: (a) in the event of any change of control other than by way of a take-over bid, Restricted Shares will be available for redemption for a period of 30 days from the effective date of the change of control or until the expiry date of the Restricted Shares, if earlier (the "Exercise Period") and, failing redemption, will be deemed to have been redeemed and the Board will be deemed to have received a redemption notice in respect of the Restricted Shares immediately prior to the close of business on the last day of the Exercise Period; and (b) in the event of a change of control arising as a result of a take-over bid, Restricted Shares will be available for redemption for a period commencing immediately following the completion of the take-over bid and ending on the earlier of the tenth day following the completion of the take-over bid or the expiry date of the Restricted Shares (the "Take-over Exercise Period") and, failing redemption, will be deemed to have been redeemed and the Board will be deemed to have received a redemption notice in respect of the Restricted Shares immediately prior to the close of business on the last day of the Take-over Exercise Period.
In the event a Participant's employment with Crescent Point is terminated or is alleged to have been terminated for cause, as defined in the RSBP, any Restricted Shares granted which have not vested will immediately terminate.
Unless the directors' resolution passed at the time of grant provides otherwise, and subject to the application of the our Retirement Vesting Program, in the event: (i) a Participant resigns, retires or is terminated for any reason other than for cause; (ii) a Participant ceases to be a consultant, as defined in the RSBP; or (iii) ceases to be a director of Crescent Point, and, in each circumstance, where the Participant no longer continues to qualify as a Participant under the RSBP, any Restricted Shares granted which have not vested at the applicable effective time will terminate and the Participant will have 90 days from the effective time, or the expiry date for any vested Restricted Shares, if earlier, to redeem and, if not redeemed within that time period, will be deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.
During the first 120 days of a Participant's leave, as defined in the RSBP, Restricted Shares continue to vest; on the 121st day of the Participant's leave, any unvested Restricted Shares terminate. Any vested Restricted Shares remain available for redemption for a period of one year following the 121st day of leave or until the expiry date, if earlier. Failing redemption, vested Restricted Shares will be deemed to be redeemed. Upon return to work following leave, the Participant will be eligible to receive grants of Restricted Shares upon the first January 1, April 1, July 1 or October 1 following his or her return from leave.
Upon the death of a Participant, his or her unvested Restricted Shares will terminate and vested Restricted Shares as at the date of death shall remain available for redemption by the executor, administrator or personal representative of the Participant for a period of one year from the date of death or until the expiry date, if earlier, and, failing redemption, vested Restricted Shares will be deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.
Under the RSBP, the Board may amend, suspend or terminate the RSBP without shareholder approval, provided that no amendment, suspension or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or the consent or deemed consent of a Participant where amendment, suspension or termination materially prejudices the rights of the Participant.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

The Board may not, however, without the approval of the shareholders, make amendments to the RSBP: (a) to increase the maximum number of common shares that may be issued by Crescent Point from treasury pursuant to Restricted Shares granted under the RSBP; (b) to extend the expiry date of Restricted Shares for the benefit of an insider; or (с) to amend the amendment provisions under the RSBP, increase the maximum number of common shares that may be issue to non-employee directors under the company's share compensation arrangements above 0.25% of Crescent Point's issued and outstanding shares, or increase the maximum value of equity award grants to individual non-employee directors above $150,000 per year.
The Board may, without the approval of the shareholders, amend any term of any outstanding Restricted Share (including, without limitation, the vesting and expiry of the Restricted Share), provided that: (a) any required approval of any regulatory authority or stock exchange is obtained; (b) if the amendments would reduce the fair market value or extend the expiry date of Restricted Shares previously granted to insiders, approval of the shareholders must be obtained; (с) the Board would have had the authority to initially grant the Restricted Share under the terms so amended; and (d) the consent or deemed consent of the Participant is obtained if the amendment would materially prejudice the rights of the Participant under the Restricted Share.
If the authorized number of common shares as presently constituted is changed by subdivision, consolidation, reorganization, amalgamation, arrangement, merger, reclassification or other like transaction (excluding the payment of dividends), the maximum aggregate number of common shares which may be issued from treasury by Crescent Point under the RSBP and the class of common shares which may be issued by Crescent Point or purchased will, in any case in which an adjustment in the opinion of the Board would be proper, be adjusted so as to appropriately reflect the change.
Should changes be required to the RSBP by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the RSBP or Crescent Point now is or becomes subject, changes will be made as necessary to conform with such requirements and, if changes are approved by the Board, the RSBP will remain in full force and effect in its amended form as of and from the date of its adoption by the Board.
The terms of Restricted Shares that were or are in the future granted subject to the terms of the RVP are effectively amended as necessary to allow the provision of the RVP to be given effect. Please see the 'Retirement Vesting Program' section for more information on the RVP's applicable to executives and "Director Retirement Vesting Program" for more detail on the RVP applicable to directors.
A copy of the present form of the RSBP is accessible on the SEDAR website at www.sedar.com (filed on March 17, 2017 under the filing category Documents Affecting Rights of Securityholders).
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

APPENDIX B
Deferred Share Unit Plan
The purpose of the DSU Plan is to provide our non-employee directors an alternative long-term share-based compensation component that provides alignment with shareholders as well as the ability to defer the compensation benefit and taxability thereof until after ceasing to be a director of the company.
Under the terms of the DSU Plan, selected officers, employees and directors, who, in the opinion of the Board, warrant participation in the DSU Plan (the "DSU Participants"), may be granted DSUs. As at the date hereof, only non-employee directors have been granted DSUs.
Participants that are directors must elect to receive DSUs prior to the year in which the director remuneration will be earned, unless they are elected or appointed part way through a year, in which case they must elect within 30 days of being elected or appointed to receive DSUs for that year. DSU Participants that are officers or employees must elect to receive DSUs in lieu of all or a portion of their annual bonus entitlement or profit share for the year within 30 days after being notified by the company of the individual's bonus entitlement or profit share for the year.
Crescent Point establishes an account for each DSU Participant and all DSUs are credited to the applicable account as of the grant date. The number of DSUs to be credited to an account is determined by dividing the dollar amount elected by the DSU Participant by the 1-day volume-weighted average price on the grant date. On the last day of each fiscal quarter or as soon as possible thereafter, for any dividend paid on common shares during the fiscal quarter, we calculate the rate per common share (the "Dividend Rate") and, within 10 business days of the applicable fiscal month end, the account is credited with an additional number of DSUs equal to the number of DSUs in the applicable account on the record date multiplied by the Dividend Rate. All DSUs vest immediately upon being credited to a DSU Participant's account.
A DSU Participant is not entitled to any payment of any amount in respect of DSUs until the DSU Participant ceases to be an employee or director of the company, as the case may be, for any reason whatsoever. Upon the DSU Participant ceasing to be an employee or director of the company, the DSU Participant is entitled to receive a lump sum cash payment, net of applicable withholding taxes, equal to the number of DSUs in the DSU Participant's account on the date the DSU Participant ceased to be an employee or director multiplied by the 5-day volume-weighted average price immediately preceding the date. Crescent Point will make a lump sum cash payment by the end of the calendar year following the year in which the DSU Participant ceased to be an employee or director (or, in the case of a US director, on or before December 31 of the calendar year in which the director ceases to be an employee or director, or, if later, on or before the 15th day of the third month following the date of cessation, provided the director shall not be permitted to influence the year of payment).
On March 10, 2015, the Board amended the DSU Plan to include provisions that govern US citizens and residents in conformity with Section 409A of the US Internal Revenue Code. This amendment was made to explicitly disclose certain tax consequences associated with participation in the DSU Plan by eligible US citizens and US residents.
Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement

Any questions and requests for assistance may be directed to the Strategic Shareholder
 Services Advisor and Proxy Solicitation Agent:

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Crescent Point Energy Corp. | 2017 | Information Circule - Proxy Statement